UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                 AMENDMENT NO. 2


                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                      STEM CELL THERAPY INTERNATIONAL, INC.
                 (Name of Small Business Issuer in its charter)

                                     NEVADA
          (State or other jurisdiction of incorporation or organization)

                                   88-0374180
                     (I. R. S. Employer Identification No.)

                 2203 N. LOIS AVENUE, 9TH FLOOR, TAMPA, FL 33607
           (Address of principal executive offices)         (Zip Code)

                  (Issuer's telephone number)   (813) 600-4088


Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

               Common Stock, $0.001 par value
               ------------------------------
               (Title of Class)


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                                TABLE OF CONTENTS

PART I                                                                       3

Item 1. Description of Business.                                             3


Item 2. Management's Discussion and Analysis or Plan of Operation.          36

Item 3. Description of Property.                                            42

Item 4. Security Ownership of Certain Beneficial Owners and Management.     43

Item 5. Directors and Executive Officers, Promoters and Control Persons.    44

Item 6. Executive Compensation.                                             48

Item 7. Certain Relationships and Related Transactions.                     50

Item 8. Description of Securities.                                          50

PART II                                                                     53

Item 1. Market Price of and Dividends on the Registrant's Common
        Equity and Related Stockholder Matters.                             53

Item 2. Legal Proceedings.                                                  54

Item 3. Changes in and Disagreements with Accountants.                      54

Item 4. Recent Sales of Unregistered Securities.                            54

Item 5. Indemnification of Directors and Officers.                          57

PART F/S  Financial Statements                                             F-1

PART III                                                                    59

Item 1. Index to Exhibits.                                                  59

Item 2. Description of Exhibits.                                            59








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ITEM 1. DESCRIPTION OF BUSINESS.

COMPANY HISTORY

     Stem Cell Therapy International, Inc. (the "Company") is engaged in the licensing of stem cell technology, the sale of stem cell products, and the referral of patients to affiliated stem cell clinics through it's wholly-owned subsidiary Stem Cell Therapy International Corp ("Stem Cell Florida"), which the Company acquired in 2005. The complete history of the Company and its operating subsidiary is as follows:

     The Company's operating subsidiary is Stem Cell Florida. Stem Sell Florida was incorporated in Nevada on December 2, 2004, with the primary purpose of establishing stem cell transplantation clinics and stem cell marketing. Prior to the reverse acquisition and since inception, Stem Cell Florida was a development stage company whose activities had been limited to raising capital, organizational matters, and the structuring of its business plan. Stem Cell Florida remains in a developmental stage, as the Company continues to focus primarily on developing its business strategy and financing the Company.

     The Company was originally incorporated in Nevada on December 28, 1992 as Arklow Associates, Inc. On March 20, 1997, the Company changed its name to The Ultimate Cigar Company, Inc. On July 22, 1999, the Company changed its name to Ultimate Direct, Inc. On January 11, 2005, the Company changed its name to Altadyne, Inc.

     On March 20, 2005, R Capital Partners, Inc., a Nevada Corporation ("R Capital"), acquired the Company (then Altadyne, Inc., a shell company). Pursuant to the agreement, the Company issued 22,500,000 shares of Altadyne, Inc. common stock to R Capital in exchange for $125,000.

     On September 1, 2005, Stem Cell Florida acquired the Company (then Altadyne, Inc.) from R Capital by way of a reverse acquisition. R Capital, Stem Cell Florida, and the Company (then Altadyne, Inc.) entered into a Reorganization and Stock Purchase Agreement. At that point, the Company had no assets, liabilities or ongoing operations. Pursuant to the agreement, Altadyne acquired 100% of the issued and outstanding shares of common stock of Stem Cell Florida in a non-cash transaction and Stem Cell Florida became a wholly-owned subsidiary of Altadyne. As consideration for 100% of the shares of Stem Cell Florida, the shareholders of Stem Cell Florida acquired (1) shares newly issued by the Company (then Altadyne, Inc.), and (2) certain shares transferred by R Capital. Of the 22,500,000 shares originally held by R Capital, R Capital retained 4,349,196 shares and transferred 4,000,000 shares to finders unaffiliated with R Capital. R Capital transferred the remaining 14,150,804 shares held by it to the shareholders of Stem Cell Florida and others. In addition, the Company issued 10,409,864 new shares to the shareholders of Stem Cell Florida and others. The recipients of these 24,560,668 shares include the shareholders of Stem Cell Florida, unaffiliated consultants in exchange for services, and members of the President's family in exchange for a reduction in debt owed to the President.

     As a result of this transaction, Stem Cell Florida became a wholly owned subsidiary of the Company (then Altadyne, Inc.), and the shareholders of Stem Cell Florida became shareholders of the Company. The Company assumed operation of the business of Stem Cell Florida, which was to establish stem cell therapy clinics and stem cell marketing. On October 5, 2005, the Company changed its name to Stem Cell Therapy International, Inc. to reflect the new business of the Company.

COMPANY  AND  BUSINESS  OVERVIEW

     The Company's executive management team are: Calvin C. Cao, Chairman and Chief Executive Officer; Daniel J. Sullivan, Chief Financial Officer; and Peter
K. Sidorenko, Chief Operating Officer. The Company's affiliate, ICT, also has the following officers: Dr. Yuriv Gladkikh, Chief Scientist; Dr. Galina Lobyntseva, Chief of Manufacture; Sergei Martynenko Director of Clinic in Kiev; Dr. Vladimir Gladkikh, Medical Director; and Dr. Dimitriy Lobyntsev, Director of Research. Although these persons are not employees of the Company, we consider them vital to the success of our company.

     We are indirectly involved, as a "middle man," in research and development and practical application within the field of regenerative medicine. SCTI provides allo (human) stem cell biological solutions that are currently being used in the treatment of patients suffering from degenerative disorders of the human body. The Company has established agreements with highly specialized, professional medical treatment facilities around the world in locations where Stem Cell Transplantation therapy is approved by the appropriate local government agencies.

     We intend to provide these biological solutions containing allo stem cell products also in the United States to universities, institutes and privately funded laboratory facilities for research purposes and clinical trials.

     Our mission is to make available our stem cell products to treatment facilities around the world, so that patients suffering from biological and neurological disorders, previously deemed incurable by traditional medicine, may find a solution to their disabling and crippling conditions within the new field of stem cell transplantation therapy. Our products include solutions containing allo stem cell biological solutions, adult stem cells (stem cells that remain undifferentiated in a mature organism) and stem cells which are extracted from umbilical cord blood.

     Members of our U.S. and European Medical and Scientific Advisory Boards review each patient's condition and medical history. They establish an individual treatment protocol for each patient that includes the appropriate stem cell transplantation therapy, the number of stem cell doses required, special diet and lifestyle recommendations as well as physical therapy and specific exercise and recovery programs. There are no set criteria to determine these questions; the members of each Board use their professional expertise and judgment to determine the treatment protocol on a case by case basis. The Boards are independent consultants.

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

     In the future we plan to introduce a number of different cures and treatments, and develop vertical markets in all aspects of stem cell use, which will improve the quality of life for thousands of patients around the world, much sooner than later.

     Stem cell transplantation therapy is a field of medicine which uses techniques and technologies that rely on replacing diseased, damaged or dysfunctional cells with healthy, functioning ones. This therapy is similar to the process of organ transplantation where the treatment only consists of the transplantation of allo stem cells into the body rather than entire organs, thus eliminating any chance of rejection, or the need for expensive and potentially dangerous immunosuppression drug therapy (the use of drug therapy to suppress the immune system, in order to prevent the immune system from attacking a transplanted organ). See Mayo Clinic Medical Services, "Stem Cell Transplant," at www.mayoclinic.com/health/stem-cell-transplant/CA00067.

     These new techniques are being applied to potentially finding a cure for a wide range of human disorders, including neurological diseases such as Alzheimer's, Parkinson's Disease, ALS (which is also commonly known as Lou Gehrig's disease), leukemia, muscular dystrophy, multiple sclerosis, arthritis, spinal cord injuries, brain injury, stroke, heart disease, liver and retinal disease, diabetes as well as certain types of cancer and can alleviate the side effects of chemotherapy. See "List of Diseases Potentially Treated by the Company's Technology" below page 15 for a more complete discussion.

     Our research and biological productions affiliate facility is located in Kiev in the Republic of the Ukraine. This facility is the main location for the members of our SCTI European Scientific and Medical Advisory Board and serves as a working affiliate treatment facility as well.

     Since 1981, the study and production of biological preparations from animal and human cells were being carried out within the framework of the scientific programs under the aegis of the National Academy of Sciences, the Medical Academy of Sciences, the Ministry of Public Health and the Coordination Center for Organ, Tissue, and Cells Transplantation within the Ukraine Ministry of Public Health. The applications of biological stem cell preparations have been sanctioned by the Ministry of Public Health of the Ukraine since 1991 (The end of communist control in the Ukraine). See P. Filaroski, "ALS Victim Hunts for Cure in Ukraine Clinic Offers Hope in Stem Cell Treatment," The Florida Union-Times, July 17, 2002.

     We also have an affiliate treatment facility in Tijuana, Mexico, we currently have a Treating Physicians Agreement with Dr. Vargas and Dr. Quintero to treat patients that we refer at the Tijuana clinic.

     The Company's offices are presently located at 2203 N Lois Ave 9th Floor, Tampa, FL 33607. The Company's website is HTTP://WWW.SCTICORP.COM.
                                                 -----------------------

PRINCIPAL  PRODUCTS  AND  SERVICES


     We do not directly offer any medical advise, diagnosis or treatment involving Stem Cells, and we do not create stem cells. Instead, we have obtained licenses for stem cell technology and essentially act as a "middle man" between stem cell product suppliers, clinics, and patients. Our stem cell products are presently manufactured only by Institute of Cell Therapy ("ICT"). We have a License Agreement with ICT with respect to distribution of their biological solution of stem cell materials in many countries of the world, but we have to date focused only on countries which allow use of such products.

     To date, we have referred patients to ICT for treatment at their Kiev, Ukraine facility. We have also referred patients to a facility in Tijuana, Mexico. We have an affiliate agreement with the Institute of Cell Therapy, which is the treatment facility in Kiev, Ukraine as well as an affiliate agreement with the treatment facility in Tijuana, Mexico. Both of these clinics are independently owned and operated by the treating physicians at each location. Our involvement is to refer patients for treatment to either facility. We also purchase the stem cell biological solution used for the treatment of the patients from ICT for use by the local clinics in each location. Beyond the referral service and the purchase of the stem cell biological solution, we have no involvement or control on how the clinics are staffed or operated. That function remains with the local treating physicians. These clinics operate independently of our operations, receive patients from sources in addition to our referrals and are controlled by their principals without management assistance or direction from our operations.

     While we may enter into relationships with other facilities in the future, to date we only have utilized the services of the two independent clinics for referrals of our patients.

     Accordingly, our primary source of revenue comes from: (1) providing referral services, including information and education services, to patients, and (2) supplying the clinic with stem cell products that they will use on the patients that we refer to them. The amount we charge for these services is comparable to other companies providing this type of referral service. Other than the ICT facility in Kiev, we have negotiated with the Tijuana clinic and will negotiate with other future clinics we intend to utilize for the pricing of the biological solution of stem cell materials which we supply to them. The terms and conditions, including any potential volume discounts, are negotiated on an individual basis.

     We have established a Medical and Scientific Board of Advisors (the Advisory Board) who act as consultants and whose responsibility is to determine any potential patients' medical condition based on specific medical test results and other information that is provided by the patient's treating physician. These consultants are neurosurgeons, M.D.'s, Ph.D.'s, scientists and research fellows, all of who are currently working in the field of stem cell treatment and research. The Advisory Board determines the viability of the stem cell transplantation therapy for each potential patient and wether or not the potential patient will benefit from stem cell treatment. If the Advisory Board determines that a patient's condition will not improve upon receiving the stem cell transplantation, then the patient is not accepted for treatment. However, if the Advisory Board determines that the patient may benefit from stem cell transplantation, then they determine which treatment facility will provide the best possible treatment for the patient's condition. As each patient's medical data is reviewed and approved or denied by the Advisory Board and not one individual person, there is no conflict of interest.


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

     Although the market for our services is in its infancy and still developing, the potential market includes any person with a disease or injury that becomes treatable by stem cell therapy. Thus, our market depends largely on the Research and Development efforts of our affiliates and others from which we may obtain licenses in the future.

Information,  Education  and  Referral  Services

     Through our website and organizations like the StrokeNetwork.org, DifferentStrokes.org, the MS Society, we have a worldwide referral network of potential patients seeking stem cell treatment at our affiliate clinics in Kiev, Ukraine and Tijuana, Mexico. We offer information, education and referral services for those individuals with degenerative conditions seeking stem cell and related therapies in a lawful jurisdiction outside of the United States.

Sales  of  Stem  Cell  Products


     Once we have referred patients to an affiliated clinic, we supply that clinic with the stem cell products that they will use on the referred patients (which in the case of the Kiev facility would be simply to have ICT supply the product locally). Our principal stem cell products are solutions containing allo stem cell biological solutions, either adult stem cells or stem cells which are extracted from umbilical cord blood. We do not directly collect, culture or clone stem cell lines. Instead, we have entered into a License Agreement with the Institute of Cell Therapy ("ICT") in Kiev, Ukraine. The License operates as both a license to use ICT's intellectual property, and as a distribution agreement. Pursuant to the agreement, we purchase stem cell materials from ICT, and sell the solutions to affiliated clinics. The material terms of the License Agreement are explained in greater detail below. We only provide stem cell products to clinics in Kiev and Tijuana (although we may have future affiliations), which are highly specialized, professional medical treatment facilities around the world in locations where Stem Cell Transplantation therapy is approved by the appropriate local government agencies.


     Our mission is to make available its stem cell products to treatment facilities around the world, so that patients suffering from biological and neurological disorders, previously deemed incurable by traditional medicine, may find a solution to their disabling and crippling conditions within the new field of stem cell transplantation therapy. We also intend to provide these products in the United States to universities, institutes and privately funded laboratory facilities for research purposes and clinical trials, to the extent allowed by United States law.

OVERVIEW  OF  STEM  CELLS  AND  THEIR  BENEFITS

     Stem Cell Transplantation is a minimal surgical procedure that has been used successfully for more than 70 years as a treatment of many diseases for which modern medicine has had no therapy, or in which traditional therapies stopped being effective. A documented 5 million patients have already been treated using Stem Cell Transplantaion worldwide to-date, evidenced by over 140,000 publications in MEDLINE. For a complete resource on stem cells and stem cell transplantation, visit www.nlm.nih.gov/medlineplus/stemcellsandstemcell transplantation.html.

     Stem cell transplantation is not a "wonder drug," or a transplantation of some "wonder cell" that will cure everything. The body of every member of the animal kingdom, including man, is built from about 200 kinds of cells, see P. Dasgupta, "Much Ado about Stem Cells," The Statesman SciTech Supplement, Aug. 20, 2001, available at http://cactus.eas.asu.edu/ Partha/columns.htm, and since 1998 the Company's affiliated entities have been able to prepare stem cell transplants and make such transplants available for patient treatment, without immunosuppression.

     This is the result of more than 20 years of ongoing research by many individuals and companies, and clinical experience with stem cell transplantation in patients suffering from those diseases where physicians recognized that their patient needed an outright transplantation of allo stem cells to replace the dead or non-functioning cells, or a direct stimulation of regeneration (i.e. repair) of the damaged cells and tissues of various organs.

     There are crucial differences in the mechanism of the action of Stem Cell Transplantation as opposed to traditional drug (chemical) therapy and organ transplantation; Cell transplantation is a vastly different approach to existing medical therapy. Everything in the living body is in constant motion: electrons, protons, and other elementary particles of each atom, all atoms, all molecules, all cell organelles (the specialized parts of a cell, analogous to a cell's "organs"), as well as all fluids, which represent between 75% and 55% of body weight. See University of Massachusetts, Amherst Dining Services, "The Six Basic Nutrients," at http://www.umass.edu/diningservices/nutrition/six_basic_nutrients.html.
Further, there is electromagnetic radiation associated with all such movement, a subject almost completely neglected by medical science. The final result of all of this activity is that every cell in your body (with the possible exception of certain neurons) is programmed to die. All cells of our body are being continuously replaced, albeit each kind with different speed. See generally Christopher Potten and James Wilson, Apoptosis: the Life and Death of Cells, Cambridge University Press (2004) for a complete discussion on the death and replacement of the body's cells.

     It is common knowledge among the medical community that generally in every disease the principal cells of a diseased organ die faster than the sick body is able to replace them. When the quantity of principal cells of a diseased organ drops below a certain limit, the organ dies. If it is a vitally important organ, without which one cannot live, such as the heart, liver or brain, for example, and surgeons cannot replace such a dying organ, the sick organism will die, as well. Current medicine knows of one treatment only when it becomes

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mandatory  to  replace  dead  cells,  tissues,  or  organs--transplantation.
Transplantations of organs from human donors, such as heart, kidney, liver, etc., have become fairly common nowadays. See "The Future of Organ Transplantations," at http://www.itvisus.com/programs/cemr/press_futureorgan.asp. These are life saving major surgical procedures, usually done as a "treatment of last resort."

     Besides the obvious surgical risk, there is always a problem of rejection. See "Transplant Rejection," at http://en.wikipedia.org/wiki/Transplant_rejection. The body of the recipient patient rejecting a transplanted organ from another body is almost always guaranteed as an issue in transplantation surgery, and the only way to prevent it is by taking immunosuppressants (drugs used to suppress the immune system) for the rest of the patient's life. These drugs can stop a rejection for some time, but only at the expense of serious, often life-endangering, complications. By suppressing the patients' immune system it leaves the patient vulnerable to many types of infectious diseases. See "Immunosuppression," at http://en.wikipedia.org/wiki/ Immunosuppression.

     Some organs cannot be transplanted, such as the brain, spinal cord, eyes, neural system or the immune system, so that many diseases cannot be treated by organ transplantation. See "Whole Body Transplant" at http://en.wikipedia.org/wiki/Brain_transfer; Boulder Eye Surgeons, "Basic Eye Facts," at http://www.bouldereyesurgeons.com/basiceyefacts.htm; F. Wilt, "Continuation of Discussion of Cloning," at http://mcb.berkeley.edu/courses/mcb31/lect10.html.

     Transplantation of bone marrow hematopoitic stem cells was introduced into clinical practice in the 1950s, approximately the same time as the first successful organ transplantation. See The Fred Hutchison Cancer Research Center, "The History of Transplantation," at http://www.fhcrc.org/science/clinical/ltfu/faqs/transplantation.html; The
Southeast Tissue Alliance, "History of Organ and Tissue Transplantation," at http://www.donorcare.org/ about_history.html. The Company believes that stem cell transplantation will dominate the medicine of the 21st century. The main reasons for such statements are:

1) Stem cell transplantation is a minor procedure for a patient, (no more than an Intra Muscular injection or an Intra Venus drip like a transfusion) and for that reason the Company believes it can be, and should be, used in the earlier stages of those diseases that current medicine cannot cure, or even treat. It means that there is no logical reason to wait until the end-stage, as is the case with organ transplantation, and has been the case with stem cell transplantation until now.

2) One of the reasons why stem cell transplantation is such a simple procedure for a patient to go through is the principle of "homing." Homing means that the respective stem cells do not have to be implanted directly into a damaged organ, (e.g. liver stem cells into liver), they can be implanted into more accessible superficial tissues, (e.g. under certain connective tissues of an abdominal muscle), because they will find their way into the damaged organ, as if "attracted" by it. See National Heart, Lung, and Blood Institute, "Homing Determinants in Stem/Progenitor Cells," 25 NIH Guide No. 24 (1996), available at http://grants.nih.gov/grants/guide/rfa-files/RFA-HL-96-020.html.

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

3) The Company believes that every diseased organ in the human body can be treated by stem cell transplantation.

4) Besides serving as a replacement for dead cells of a diseased organ, the transplanted cells can bring back to life (or repair) those cells of such organ which actually have not died, just stopped functioning properly as a result of the disease. In other words, besides transplanting new stem cells there is another mechanism of action of stem cell transplantation: a direct stimulation of regeneration (or repair) of existing organs at the cellular level. See O. Lindvall et al., "Stem Cells For the Treatment of Neurological Disorders," 441 Nature 1094 (2006), available at

http://www.nature.com/nature/journal/v441/n7097/full/nature04960.html


5) If stem cells are properly prepared, such as by the methods employed by the Company, they can be implanted without immunosuppression, and thus avoid all complications caused by the use of such medications. For clinical examples of the use of stem cells without the need for immunosuppression, See Makkar, R. et al., "Intramyocardial Injection of Allogenic Bone Marrow-Derived Mesenchymal Stem Cells Without Immunosuppression Preserves Cardiac Function in a Porcine Model of Myocardial Infarction," 10 J. Cardiovascular Pharmacology & Therapeutics 225 (2005), available at http://cpt.sagepub.com; Johns Hopkins Heart Institute, "Stem Cell Therapy Effectively Treats Heart Attacks in Animals," at http://www.hopkinsmedicine.org/ Press_releases/2004/

     The Company's stem cell transplants do not require immunosuppressant medications after treatment. This methodology is patented in Russia and in the Ukraine in licenses held by the Company. The Company has not discovered a new procedure of Stem Cell Transplantation, but is using technology which has been in existence for some period of time.

     The Company utilizes a patented method to prepare Stem Cell Transplants of any of the approximately 200 kinds of cells for clinical use, which can be implanted with safety and without the need for immunosuppression medication to prevent rejection of stem cells.

WHAT IS STEM CELL TRANSPLANTATION?

     Stem cells can be compared to floating voters - they have yet to make up their minds. They are unspecialized cells that can renew themselves indefinitely and develop into specialized, more mature cells. They have the potential to be useful in repairing or replacing damaged body parts, and the hope is that they could be the basis for future treatments of many diseases, including Alzheimer's and Parkinson's diseases, spinal cord injuries, multiple sclerosis and diabetes.

     Stem cells can potentially be derived from several sources: (1) from embryos while they are still microscopic clusters of cells; (2) from fetal tissue, usually from aborted fetuses; and (3) perhaps with greater technical difficulty, from adult organs, for example from bone marrow during transplantation. See St. Jude's Children's Research Hospital, "Stem Cell Sources," at http://www.stjude.org/stem-cell-trans/0,2527,419_4135_6103,00.html.

     Possible sources of embryonic stem cells are embryos left over from fertility treatment that would otherwise be discarded, and specially created embryos. Embryos could be specially created using standard in vitro fertilization (IVF) techniques, whereby a sperm cell and an egg cell are combined. Other methods are cloning techniques, such as cell nuclear replacement (where the nucleus of an adult cell is introduced into an unfertilized egg), and parthenogenesis (where an egg cell is activated into commencing development without being fertilized). A potential advantage of cloning is that it could avoid the recognition by the recipient's immune system of the tissue developed from the stem cells as foreign, and rejection of the tissue. Once isolated, stem cells can be cultured and stored. As well as being potentially useful in treating disease (therapeutic cloning), cloned embryos could be implanted into a woman with a view to the birth of a child (reproductive cloning). See The Royal Society, "Stem Cells and Cloning," at http://www.royalsoc.ac.uk/landing.asp?id=1202 for a complete resource on stem cells and cloning. Neither the Company nor its affiliates have any plans to clone human embryos.

     Human embryonic stem cells were successfully isolated and cultured from embryos in the United States in 1998. These embryos were produced for clinical purposes, and donated for the research. See "What is the History of Stem Cell Research?" at http://www.allaboutpopular issues.org/history-of-stem-cell-research-faq.htm.

In summary:

- Stem Cell Transplantation is a surgical procedure that has its origins in bone marrow transplants first performed in the 1950s, and has the potential to treat many conditions for which modern medicine has had no therapy, or for which 'state-of-art' therapies stopped being effective;
-     Stem cell transplantation is not a 'wonder drug';
- Stem cell transplantation directly stimulates repair of the damaged cells of any and all organs and tissues, and replaces dead or non-functioning cells;
-     Stem cells can be of human (allo-) or animal (xeno-) origin; and
- Stem cell transplantation can be done through implantation by injection, minor or major surgery, or by surface application.

ILLUSTRATIONS OF STEM CELLS AND HOW THEY WORK

     When an egg is fertilized, the cells start to divide, first into two, then four, eight cells, and more and more cells. Cell division continues, after four days from fertilization, the conceptus (fertilized, pre-birth entity) becomes a multi-cell ball called a blastocyst. After ten days, the blastocyst will begin to form an embryo. The precursor stem cells of any and all organs or tissues are harvested along with other members of the cell family from the fetus at 27 days and can be transplanted into a patient to treat a variety of conditions. Stem cells can regenerate into new cells, repairing or replacing the damaged cells.
Chemokine
Receptors

HEART WITH DAMAGED OR INJURED CELLS (DIAGRAM 2)
-----------------------------------------------
HEALTHY STEM CELLS
------------------
Healthy stem cells circulate and are attracted to damaged or injured cells Chemokine Receptors

[GRAPHIC OMITTED]

BASIC STEM CELL CYCLE


                               [GRAPHIC OMITED]

BASIC STEM CELL CYCLE



                               [GRAPHIC OMITED]




The following photographs are an example of a topological application of stem cells for burn patients. The patient depicted in the following graphics was treated by our affiliate clinic in Kiev, which is run by ICT. All photographs of the patient were produced by ICT.

Burn patient's state, before and after stem cell vs. traditional tissue regeneration therapy.
(Course of this treatment was 30 days)




                               [GRAPHIC OMITED]

     Burn patients condition 30 days after beginning stem cell therapy and tissue regeneration therapy. Stem cell biological solution applied 10 days prior to picture being taken.

STEM CELL INDUSTRY CONSIDERATIONS

     In the nascent, but rapidly growing field of stem cell therapies, products are a long way from being commercialized. However, the market potential for stem cell therapies products is very large. See generally "Cell Therapy Commercialization: Applying Stem Cell and Related Strategies," Drug and Market Development Publishing, January, 2006.

     Much has been made of President Bush's 2001 executive order limiting the use of federal funds for human embryonic stem-cell research. With this absence of federal funding for stem cell research, researchers and stem-cell supporters are seeking private investment to drive the science and the industry forward.

     According to an abundant and diverse body of clinical studies, scientists believe embryonic stem cells, which can grow and assimilate into any type of body tissue, could eventually provide a unique way to repair damaged or diseased tissue and treat or cure ailments including Parkinson's disease, Alzheimer's, diabetes and even spinal cord injuries. See "List of Diseases Potentially Treatable by the Company's Technology," below page 15. Supporters say the laboratory creation and study of these lines, which could number in the hundreds, is crucial to the advancement of the research.

     Private donations have also spurred discovery of new stem-cell lines at Harvard, which subsequently created the Stem Cell Institute, and the University of Wisconsin, the University of California and Johns Hopkins have all made advancements in stem-cell research.

     According to an editorial published in RED HERRING (Feb 2003), stem cell therapies are poised to capture what could be the biggest new market to hit biotech in a decade, nearly equal to the whole biotech industry at present.
This estimate doesn't even address the market for stem cells capable of repairing damaged vital organs like the brain, heart, and kidneys."

     California's Proposition 71 currently allocates $3 billion funding for stem cell research and development. Other states are rapidly following suit. On April 7, 2006, for example, the governor of Maryland signed a new bill into law setting aside $15 million for stem cell research.

     According to the website of the U.S. NIDDK (National Institute of Diabetes, Digestive & Kidney Diseases) 18.2 million people - 6.3% of the population - suffer from diabetes mellitus in the U.S. in 2000 and over 194 million globally.

COMPANY STRATEGY

     Stem Cell Therapy International, Inc. is currently earning revenue from stem cell sales outside of the United States, as it has done since 2005. The Company plans to expand its global operations to meet expanding market needs. Growth plans include:

- Expansion of indirect manufacturing capability, by acquiring additional licenses from cryobanks worldwide

- Establishment of "showcase" treatment clinics: We intend to establish additional treatment clinics, either by creating additional affiliations with independent clinics or by setting up and directly running our own clinics. We intend for each clinic to become a source of both company and revenue growth, and also literally a "showcase" to demonstrate the efficacy, safety, and overall benefits of our products and Stem Cell Transplantation generally. To accomplish these goals, the Company will hold these clinics to the highest standards of quality patient care.

- Increased sales to clinics and physicians globally: We intend to create additional affiliations with treatment facilities and clinics in lawful jurisdictions where stem cell transplantation therapy is permitted by the appropriate government agencies. We will refer patients to these clinics as well as provide the supply of stem cell products to treat these patients.


- Increased sales of our stem cell products to university and private laboratories globally, for use in research and clinical studies. We intend increase sales by teaming up with global distributors of life science products and focus on the sales and distribution of the biological solutions created at ICT to be used for research and development programs at universities and private laboratory facilities.

- Joint Ventures with Ministries of Health in different countries: We will set up partnerships with different Ministries of Health that will allow stem cell transplantation in their jurisdiction by trained medical professionals and treating physicians. We will supply the stem cells and refer patients to be treated in those countries as per our agreements.

- Expansion of involvement with research and development activities: Our affiliates will continue to develop new stem cell products, and we will continue to seek licenses for newly developed technology

- Increasing patent portfolio: We currently hold rights to 26 patents registered in the Ukraine, pursuant to a License Agreement between the Company and ICT. We intend to apply for patents based on the technologies behind these 26 Ukrainian patents in other countries, including the United States. As part of this endeavor, we will seek to acquire technologies from government health agencies. We currently plan to work with the National Institute of Health in the United States, and will consider working with additional government health agencies in the future.

- Licensing of technology to appropriate partners: Where appropriate and in the best interest of the Company, we will enter into License Agreements with various partners to allow them use of our intellectual property.

     The Company was created to serve as a legal and distribution entity for an ongoing project of stem cell transplantation by a group of physicians-experts in this field from various western and eastern countries. The Company provides stem cell solutions that are currently being used in the treatment of patients suffering from degenerative disorders of the human body. The Company has established agreements with highly specialized, professional medical treatment facilities around the world in locations where stem cell transplantation therapy is approved by the appropriate local government agencies. The Company intends to provide these biological solutions containing stem cell products in the United States as well, to universities, institutes and privately funded laboratory facilities for research purposes and clinical trials.

LIST OF DISEASES POTENTIALLY TREATED BY THE COMPANY'S TECHNOLOGY:

     Together with independent clinical research studies, our affiliates' successful clinical results with about thirty patients, which the company considers quite an adequate number considering the developmental stage our industry is in, have demonstrated several categories of diseases that potentially can be cured or otherwise treated by the use of stem cell transplantation therapy.

     The following is a non-exhaustive list of diseases that have either actually been treated with stem cell therapy, or have had positive clinical results that indicate that the disease may be treatable in the not-so-distant future:

Cancers and other Malignant Growths

-     Acute and Chronic Leukemia
-     Myelodysplastic Syndromes
      (Pre-Leukemia)
-     Hodgkin's Disease and other Lymphomas
-     Neuroblastoma
-     Brain Tumors
-     Ewing Sarcoma
-     Ovarian Cancer
-     Renal Cell Carcinoma
-     Small-Cell Lung Cancer
-     Testicular Cancer

SOURCES: Family Cord Blood Services, "Stem Cell Applications," at http://www.familycordbloodservices.com/applications_list.cfm (hereinafter
"FCBS"); Cord Blood Registry, "Current Stem Cell Applications," at http://www.cordblood.com/cord_blood_banking_with_ cbr/banking/diseases_treated.asp (hereinafter "CBR"); Czyz, J. et al., "Outcome and Prognostic Factors in Advanced Hodgkin's Disease Treated with High-Dose Chemotherapy and Autologous Stem Cell Transplantation: a Study of 341 Patients" 15 Annals of Oncology 1222 (2004), available at http://annonc.oxfordjournals.org.

Immunodeficiencies

-     Autoimmune Diseases
  o     HIV/AIDs
  o     Multiple Sclerosis
  o     Rheumatoid Arthritis
  o     Systemic Lupus Erythematosus
-     Histiocytic Disorders
  o     Familial Erythrophagocytic Lymphohistiocytosis
  o     Hemophagocytosis
  o     Histiocytosis-X
  o     Langerhans' Cell Histiocytosis
-     Congenital Immunodeficiencies
  o     Absense of T & B Cells
  o     Absense of T Cells
  o     Ataxia-Telangiectasia
  o     Bare Lymphocyte Syndrome
  o     Common Variable Immunodeficiency
  o     DiGeorge Syndrome
  o     Kostmann Syndrome
  o     Leukocyte Adhesion Deficiency
  o     Omenn's Syndrome
  o     Severe Combined Immunodeficiency
  o     Wiskott-Aldrich Syndrome
  o     X-Linked Lympho-proliferative Disorder
-     Other Immune Disorders
  o     Neutrophil Actin Dysgenesis
  o     Reticular Dysgenesis
  o     Chediak-Higashi Syndrome
  o     Chronic Granulomatous disease

SOURCES:  CBR;  FCBS;  Hearthstone  Communications,  Ltd.,  "Women's  Health
Information: Diseases Treated by Cord Blood," (2006) at http://www.womens-health.co.uk/diseases_treated.html (hereinafter
"Hearthstone"); E. Rivero, "UCLA AIDS and Stem Cell Researchers Discover Way to Develop T-cells From Human Embryonic Stem Cells, Raising Hopes for a Gene
Therapy to Combat AIDS," UCLA News, July 3, 2006, available at http://www.newsroom.ucla.edu; Z. Galic, et al., "T lineage Differentiation from Human Embryonic Stem Cells," Proc. Natl. Acad. Sci. (2006), published online before print at http://www.pnas.org; R. Burt et al., "Hematopoietic Stem Cell
Transplantation:  A  New  Therapy  for  Autoimmune  Disease" 4 The Oncologist 77
(1999),  available  at  http://alphamedpress.org.

Metabolic Diseases

-     Endocrine Diseases:
  o     Diabetes Type 1 & 2
  o     Diabetic complications
  o     Hypothyroidism
  o     Suprarenal insufficiency
-     Cystic Fibrosis
-     Leukodystrophy:
  o     Krabbe's Disease (globoid cell leukodystrophy)
  o     Adrenoleukodystrophy
  o     Metachromatic Leukodystrophy
-     Gaucher's disease
-     Niemann-Pick Disease
-     Mucoplysaccharide Deficiencies:
  o     Mucopolysaccharidoses (MPS)
  o     Hurler's Syndrome (MPS-IH)
  o     Scheie Syndrome (MPS-IS)
  o     Hunter's Syndrome (MPS-II)
  o     Sanfilippo Syndrome
       (MPS-III)
  o     Morquio Syndrome
       (MPS-IV)
  o     Maroteaux-Lamy Syndrome (MPS-VI)
  o     Sly Syndrome, Beta-Glucuronidase Deficiency (MPS-VII)

SOURCES: CBR; Hearthstone; D. Castillo, "In Stem Cells, Researchers see Hope for Cures" Missourian News, April 28, 2006, available at http://www.columbiamissourian.com/news/story.php?ID=19662 (hereinafter
"Castillo").

Neurological Diseases

-     Adulthood/Age-Related:
  o     Alzheimer's Disease
  o     Huntington's Disease
  o     Lou Gehrig's Disease
  o     Parkinson's Disease
-     Neurological Birth Defects:
  o     Autism
  o     Cerebral Palsy
  o     Down's Syndrome
  o     Epilepsy
-     Serious traumas of the spinal cord and cerebrum
-     Other Nervous System Disorders:
  o     Depression
  o     Loss of Memory
  o     Migraine
  o     Cerebral spastic infantile paralysis
  o     Neuritis
  o     Consequences of a cranio-cerebral trauma
  o     Encephalitis
  o     Stroke and its Consequences

SOURCES: CBR; Castillo; Business Communications Company, Inc., "Down's Syndrome Stem Cells Studied," Applied Genetics News, Feb. 2002, available at http://www.findarticles.com; R. Parker, "Depression Tied To Hippocampal Stem Cells," Future Pundit, Oct. 30, 2002, available at http://www.futurepundit.com/archives/000477.html; Harvard Stem Cell Institute, "Nervous System Diseases Program," at http://stemcell.harvard.edu/research/disease/neuro; Center for Immunotherapy and Cell-Based Technologies, "Stem cell therapy for the spinal cord injury treatment" at http://www.transplantation.ru/spinal-cord-injury-treatment.php.

Blood and Bone Marrow Disorders

-     Myeloproliferative Disorders
  o     Acute Myelofibrosis
  o     Agnogenic Myeloid Metaplasia
  o     Essential Thromocythermia
  o     Polycythemia Vera
-     Inherited Red Cell Abnormalities:
  o     Beta Thalassemia Major
  o     Blackfan-Diamond Anemia
  o     Pure Red Cell Aplasia
  o     Sickle Cell Anemia
-     Inherited Platelet Abnormalities
  o     Amegakaryocytosis/ Congen-ital Thrombocytopenia
-     Plasma Cell Disorders
  o     Multiple Myeloma
  o     Plasma Cell Leukemia
  o     Waldenstrom's Macroglobulinemia
-     Stem Cell Disorders
  o     Congenital Cytopenia
  o     Dyskeratosis Congenita
  o     Fanconi Anemia
  o     Multiple Myeloma
  o     Paroxysmal Nocturnal Hemoglobinuria
  o     Plasma Cell Leukemia
  o     Severe Aplastic Anemi

SOURCES:  CBR;  FCBS;  Hearthstone.

Other Organ-Specific Diseases

-     Cardiovascular system diseases:
  o     Myocardial infarction
        (heart attack)
  o     Cerebral atherosclerosis (Stroke)
  o     Essential hypertension
  o     Ischemic heart disease
  o     Neurocirculatory dystonia.
-     Muscular Dystrophy
-     Systemic diseases of connective tissue:
  o     Atrophic arthritis
  o     Systemic angiitis
  o     Systemic lupus
  o     Systemic scleroderma
  o     Systemic sclerosis
  o     Rheumatism
-     Respiratory diseases:
  o     Bronchial Asthma
  o     Bronchitis
  o     Chronic Pneumonias
  o     Chronic Obstructive Pulmonary disease
  o     Congenital Lung Hyoplasia
  o     Pulmonary Fibrosis
-     Liver diseases:
  o     Cirrhosis
  o     Viral and Toxic Hepatitis
  o     Liver Fibrosis
-     Kidney and urinary tract diseases:
  o     Pyelonephritis
  o     Cystitis
  o     Urethritis
  o     Urinary Incontinence
-     Obstetrics and gynecology:
  o     Premature detachment of the placenta
  o     Pre-term delivery
  o     Toxicosis of pregnancy
  o     Fetal hypotrophy
  o     Menopause
  o     Climacteric neuroses
-     Skin diseases:
  o     Psoriasis
  o     Tropic ulcers
  o     Dermatitis
-     Ocular diseases:
  o     Retinal Degeneration
-     Dental and oral cavity diseases.
-     Osteopetrosis

SOURCES: CBR; FCBS; Castillo; J. Morser et al., Eds., Stem Cells in Reproduction and in the Brain (2006); S. Terai et al., "Improved Liver Function in Liver Cirrhosis Patients after Autologous Bone Marrow Cell Infusion Therapy," Stem Cells (2006), electronically published ahead of print, abstract available at http://stemcells.alphamedpress.org/cgi/content/abstract/2005-0542v1;The Royal
Society, "Dr Fiona Watt FRS - Getting under the skin," at http://www.royalsoc.ac.uk/page.asp?id=1567 (2006); L. Hemphill, "Dental stem cells have been characterized for tooth tissue engineering," at http://www.eurekalert.org (2006); R. Nash et al., "Allogeneic Marrow Transplantation in Patients with Severe Systemic Sclerosis: Resolution of Dermal Fibrosis," 54 Arthritis & Rheumatism J. 1982 (2006); L. Bergeron, "Behind method for activating adult stem cells, a shaggy-mouse story," Stanford Report, August 24, 2005, available at http://news-service.stanford.edu/news/2005/august24/mice-082405.html; Home
Office (UK), "Stem Cell Therapy for Ocular Disease," Animals in Scientific Procedures (2006), Abstract available at http://scienceandresearch.homeoffice.gov.uk/animal-research/publications; S.
Ricardo, "Stem Cells in Renal Regeneration and Repair," at http://www.med.monash.edu.au/anatomy/research/kidney-scarring.html (2005); Stem
Cell Network, "Research Overview," at http://www.stemcellnetwork.ca/research/overview.php (2005); Harvard Stem Cell Institute, "Cardiovascular Disease," at http://stemcell.harvard.edu/research/disease/cardio (2005); "Stem Cells 'To Treat Liver Harm'" BBC News, December 16, 2004, available at http://news.bbc.co.uk; I. Neuringer and S. Randel, "Stem Cells and Repair of Lung Injuries," 5 Respiratory Research 6 (2004), available at http://respiratory-research.com; "Stem Cells Offer Hope for Urinary Incontinence" Health Day News, Nov. 29, 2004, available at http://www.medicineonline.com/conditions/article.html?articleID=3055; A. Perillo et al., "Stem cells in gynecology and obstetrics," 46 Panminerva Medica 49
(2004), available at http://www.minervamedica.it/index2.t; "Healing the Heart with Stem Cells" Blood Weekly, Sept. 4, 2003, available at http://www.newsrx.com/newsletters/Blood-Weekly/2003-09-04.html; "Bone Marrow
Cells Capable of Becoming Kidney Cells," Daily University Science News, July 25, 2001, available at http://unisci.com; Department of Health and Human Services, "Can Stem Cells Repair a Damaged Heart?" in "Stem Cells: Scientific Progress and Future Research Directions" (2001), available at http://stemcells.nih.gov/info/scireport; P. Goodenough, "Adult Stem Cells May Help Treat Kidney Disease," at http://www.cnsnews.com/Culture/archive/200107/CUL20010725b.html (2001);
Department  of  Health  and  Human Services, "Stem Cells and Diabetes," in "Stem
Cells: Scientific Progress and Future Research Directions," (2001), available at http://stemcells.nih.gov/info/scireport; R. K. Burt et al., "Intense Immune Suppression for Systemic Lupus--the Role of Hematopoietic Stem Cells," 20 J. Clinical Immunology 31 (2000); C. Padovan et al., "Angiitis of the Central Nervous System after Allogeneic Bone Marrow Transplantation?" 30 Stroke 1651
(1999),  available  at http://stroke.ahajournals.org/cgi/content/full/30/8/1651;
J. Mastrandrea et al., "Hemopoietic Progenitor Cells in Atopic Dermatitis Skin Lesions," 9 J. Investigational Allergology & Clinical Immunology 386 (1999).

Other Applications

-     Surgical Diseases
  o     Osteomyelitis
  o     Fractures
  o     Reconstructive Operations on Bone Tissue
-     Male and female sexuality:
  o     Impotency
  o     Sterility
  o     Contraception
-     Gerontology and Anti-Aging
-     Rejuvenation SC Therapy
  o     Increasing vitality
  o     Slowing down pre-senility
  o     Relieving age-related pathologies
  o     Prolonging life
  o     Improving memory
  o     Improving quality of life

SOURCES: C. Weinand et al., "Hydrogel-Beta-TCP Scaffolds and Stem Cells for Tissue Engineering Bone," 38 Bone 555 (2006); T. Rando, "Stem Cells, Ageing and the Quest for Immortality," 441 Nature 1080 (2006), available at http://www.nature.com/nature/journal/v441 /n7097/full/nature04958.html; Center for Immunotherapy and Cell-Based Technologies, "Stem Cell Therapy for Chronical Osteomyelitis," at http://www.transplantation.ru/osteomyelitis.php
(2006);National Institutes of Health, Clinical Trials, "Autologous Implantation of Mesenchymal Stem Cells for the Treatment of Distal Tibial Fractures" at http://www.clinicaltrials.gov/ct/gui/show/NCT00250302 (2005); "Researchers
Identify Gene Linked To Sperm-producing Stem Cells In Mammals," Science Daily, May 24, 2004, available at http://www.sciencedaily.com/releases/2004/05/040524060300.htm; M. Mattson, Ed., Stem Cells: A Cellular Fountain of Youth (Advances in Cell Aging & Gerontology) Elsevier Publishing Company (2002); R. Parker, "Depression Tied To Hippocampal Stem Cells," at http://www.futurepundit.com/archives/000477.html (2002).

     Based on the enormous amount of positive clinical studies in such a broad array of different diseases, the Company firmly believes that every diseased organ may become treatable with stem cells, including diseases of the digestive tract, ear, nose and throat diseases, infectious diseases, allergies, and other long-term chronic diseases of the internal organs.

     Our affiliate clinics in Kiev, Ukraine and Tijuana, Mexico have treated several different diseases, as described below. Even though the Company is still in its developmental and planning stage, to date we have already referred two patients for treatment to the Kiev clinic: one stroke patient and one multiple sclerosis patient.

LICENSE AGREEMENT WITH INSTITUTE OF CELL THERAPY

     In September, 2005, the Company acquired Stem Cell Therapy International Corp., a Nevada Corporation ("Stem Cell Florida"), which became a wholly-owned subsidiary of the Company and is currently the Company's operational business. In doing so, the Company acquired the entirety of Stem Cell Florida's intellectual property, which most significantly included a License Agreement with the Institute of Cell Therapy, a Kiev, Ukraine corporation ("ICT"), the material terms of which are as follows:

     Effective August 5, 2005, Stem Cell Florida entered into a licensing agreement with ICT. ICT is the owner of: (1) a unique process for producing biological solution of human stem cells (the "Process"); (2) 26 Patents related to stem cell transplantation (the "Patents"); and (3) products consisting of biological solution of human stem cells (the "Products"). ICT is in the business of producing biological solution of human stem cells and engages in continuing research regarding the production and utilization of stem cells.

     In accordance with the license agreement, Stem Cell Florida obtained exclusive utilization in all but the Ukraine, Dominican Republic and three other countries of the world (to be designated by ICT) of the Patents, the Products and the Process of ICT for establishing clinics, marketing, treating and administering stem cell products to customers, and selling certain limited amounts to universities, for research or to private labs.

     The licensing agreement also functions effectively as a distribution agreement pursuant to which Stem Cell Florida purchases stem cell materials for delivery to patients from ICT. Stem Cell Florida has a fixed pricing arrangement with ICT and an exclusivity to the supply of those products provided Stem Cell Florida meets certain annual minimums.

     The license agreement extends for ten years and may be renewed for an additional ten year period. In consideration for the license agreement, Stem Cell Florida issued 5,000,000 shares of common stock to ICT, which we valued at $5,000, and which are subject to resale restrictions and limitations.

     Stem Cell Florida recorded the $5,000 as a prepaid expense to be amortized over the 120 month life of the agreement at $47.67. When the Company acquired Stem Cell Florida, the Company re-classified the prepaid balance to show only one year's worth of prepaid expense, with the remaining balance appearing as a long-term item.

NUMBER OF PATIENTS TREATED BY THE COMPANY'S AFFILIATES:

     The company does not directly treat patients with Stem Cell Therapy, but instead refers patients to clinics affiliated with the Company. The following table reflects the treatments to date by clinics affiliated with the Company, including the types of diseases treated and the number of patients treated for each disease:

DISEASES TREATED WITH SCTI PATIENT SPECIFIC  NUMBERS OF PATIENTS
STEM CELL TRANSPLANTS                        TREATED
- -------------------------------------------  -------------------
Type 1 Diabetes & Type 2 Diabetic
complications                                                  5
- -------------------------------------------  -------------------
Stroke                                                         1
- -------------------------------------------  -------------------
Multiple Sclerosis                                             2
- -------------------------------------------  -------------------
Acute Leukemia                                                 4
- -------------------------------------------  -------------------
Rectal Cancer                                                  1
- -------------------------------------------  -------------------
Congenital Aplastic Anemia                                     2
- -------------------------------------------  -------------------
Acquired Aplastic Anemia                                       4
- -------------------------------------------  -------------------
Closed abdominal injury, traumatic kidney
rupture, nephrectomy                                           1
- -------------------------------------------  -------------------
Neuro-degenerative diseases                                    3
- -------------------------------------------  -------------------
Sigmoid colon cancer                                           1
- -------------------------------------------  -------------------
Severe Skin Burn Patient                                       1
- -------------------------------------------  -------------------
Liver cirrhosis                                                1
- -------------------------------------------  -------------------
Ovarian carcinoma                                              3
- -------------------------------------------  -------------------

     The Company is presently affiliated with the following two clinics:

     1.     Kiev, Ukraine: Institute of Cell Technology,

     2. Tijuana, Mexico: Dr. Salvador Vargas's clinic has been offering stem cell transplants since 2000.

     The clinics in Kiev, Ukraine and Tijuana, Mexico are independently owned and operated. We have no ownership and we do not treat any patients. Our affiliate clinics license our stem cell technology and we provide them with stem cell products to treat patients.

     Instead of treating patients, we provide information and education services to patients interested in Stem Cell Therapy, and if they elect to pursue the treatment we refer the patients to our Medical and Scientific Advisory Board, a group of independent consultants. The Board determines if the patient is a good candidate for Stem Cell Therapy, and if they are, the Company refers the patients to one of our affiliated clinics. After we refer the patients to the independent clinics, the Company has no further discretion regarding the diagnosis, treatment, progress, or prognosis of the patient.

MANUFACTURING

Basic Approach

     The basis of stem cell therapy is the presence of preparations of allo stem cell biological solutions. The company's affiliate has developed and patented a unique biological solution, which consists of hematopoietic human stem cells, numerous low-molecular proteins, nutrients, hormones and human growth factors (compounds made by the body to regulate cell division and cell survival). For further reference this whole set will be called a "biological solution."

     Stem cells are a fundamental principle of an organism; they give rise to all 220 types of specialized cells and tissues of an organism. They are present in the human embryo, placental complex, an adults' bone marrow and also in insignificant number in other tissues. Their main feature is an ability to regenerate: they are capable of making identical copies of themselves for the lifetime of the organism. To put it simply, they are theoretically eternal. In reality, as a result of enduring infections, traumas, hereditary infringements, harmful factors of the environment and emotional stresses stem cells lose their ability of endless regeneration and basically that is the starting point of the aging processes and appearance of the long-term diseases which in turn stop the processes of the stem cells division. If at birth their content equals one stem cell to 10 thousand, then at the age of 50 it is already one to half a million and at the age of 70, one to a million of the hematopoietic cells. See generally Christopher Potten and James Wilson, Apoptosis: the Life and Death of Cells, Cambridge University Press (2004).

     The isolation process of stem cells for medical purposes is the most expensive part of modern biotechnology for stem cells. Today there have been effective methods worked out for the isolation of stem cells from an embryo, fetus and umbilical cord blood (the rest of the blood in an umbilical cord and placenta after delivery). Modern technology allows for the preparation of these cells for the treatment of many diseases.

     The Company believes that the most promising way to create this individualized medication, which could be used in the case of disease or the loss of any organ, is to keep stem cells in a frozen condition, collecting the rest of the umbilical cord blood during a birth and using preparations created on their basis. Upon introduction into the organism of a patient, stem cells find the struck organs, the so-called target organs, where they migrate and provide powerful restoration of whole biological structures, normalize the metabolism, harmonize the immune status of an organism, and make active antineoplastic factors (compounds that prevent the growth and development of malignant cells). This way cell suspension introduction results in the increase of the number of leukocytes (white blood cells) in ontological patients with chemo rays depression of hemopoiesis (the formation of blood cells in the body) from 2 to 5 thousand for two weeks.

     Stem cells actively perform their main responsibility - they replace the sick and old cells of an aging organism rejuvenating it, which cannot be done by any other medicine. Also, highly active regulating factors are present within the cells suspension which exist and work only during an embryonic period of the organism's development. That is why the cells suspension introduction in the adult organism and engraftment of stem cells among the aging and pathologically altered cells of this organism creates a unique situation when the most powerful development, renewal and functions' ensuring factors that only exist start constantly influencing the cells and organs of the adult organism.

     These biological preparations in their complex state influence:

-     normalization and stimulation of the metabolism
-     rise in the activity of the immune and neuro-endocrinal systems
-     strongly marked antineoplastic action;
-     delay pre-senility, dynamically rejuvenating the organism
-     strongly marked medical effects upon diversified pathologies

     In the Ukraine the study and production of biological preparations from the animal and human cells were being carried out within the framework of the scientific programs under the aegis of the National Academy of Sciences, Medical Academy of Sciences, Ministry of Public Health, Coordination Center of the organs, tissues, and cells transplantation of the Ministry of Public Health of Ukraine.

     The application of allo (human) biological preparations have been allowed by the Ministry of Public Health of Ukraine since 1991.

Cryopreservation

     The ICT Lab in Kiev has developed and received a number of patents for the preparation, cryo-preservation and the thawing process for biological material which results in a 99% survival rate of the original biological mass. It is a unique process developed by ICT and the technology is licensed to us for a period of 10 years with an option to renew for another 10 years.

     Long-term methods of storage have been used in medical practice for a long time. Among those commonly famous methods of storage there is lyophilization (freeze-drying), treatment by alcohol or formalin solutions and some others. But the basic drawback of such methods of storage is dehydration of protein compounds which cause cells and tissues to completely lose their main biological features - ability to function after transfusion.


     Nowadays, low temperatures are the only way to allow for the storage of cells and tissues for long time intervals (running for years) in a viable condition. Storage in liquid nitrogen at the temperature of -196 C is the basic method of the long-term storage of biological objects today. The development of personal modern technologies of cryogenic-preservation,


<PAGE<


corresponding to world standards as well as observing the demands of producing biological preparations, their testing, marking and storing in accordance with statements of the European Tissue Banks Association, allowed us to create the supplies of high-quality cryogenically-preserved embryonic stem cells, tissue preparations and extracts for clinical application. We have developed a system of examination and treatment of patients with minimum risk and maximum effect with the most diversified pathologies.


Quality Control

     The efficiency of stem cell therapy is ensured through the latest special methods of bacteriological and virological control which guarantee the highest quality of preparations. Every preparation prepared for use is supplied with its own certificate containing test results which certify the safety of this biological preparation. The patient's safety assurance totally corresponds with international Standards of Activity of the European and American Tissue Banks Association.

     We have developed a system with our Kiev affiliate that is based on total confidentiality, provides production of biological preparations in accordance with the necessary requirements concerning the selection, preparation for storage, storage and distribution of preparations for use in various medical institutions.

     The scientists, directors, executives and doctors at ICT, our affiliate in the Ukraine, have a proven track record of more than 25 years in developing, manufacturing, delivering worldwide and practically applying stem cell transplants therapies. In 1981, ICT patented its first stem cell treatment technology, and has been applying its processes ever since. Even before then, ICT had obtained several patents relating to the preservation of various cell and tissue types. To date, they have patented and practically applied 26 technologies regarding stem cells and related biological processes. To the best of the Company's knowledge, most other stem cell research facilities have yet to apply stem cell technology to actual medical practice; unlike most of its competitors, our affiliate's experience with the practical application of its stem cell transplants extends beyond research and development.

     The Company warrants that a batch of allo stem cell biological solution for transplants are individually prepared for a specific patient have been manufactured in accordance with and in strict compliance with Good Manufacturing Practice ("GMP"), and following the regulations of the U. S. Food and Drug Administration (the "FDA") as well as the respective regulatory agencies of the European Union. GMP is a set of guidelines established by the FDA regarding the production or manufacture of any drug or biological products. The FDA certifies and enforces US manufacturers that comply with the GMP standards. Although the Company is not GMP certified or GMP enforceable since its manufacturing facilities are located outside of the U.S., we have voluntarily complied with all GMP standards. More information on GMP standards is available at www.gmp-online-consultancy.com.

     The Company follows all steps recommended by the FDA and the respective counterpart regulatory agencies of the EU. We have put into practice all of these recommendations to aid and assure top quality preparations of each allo stem cell biological solution therapy batch. In addition, many other specimens, samples of each stem cell transplant(s) prepared by the Company are kept in liquid nitrogen at its laboratories, pursuant to FDA regulations.

<PAGE<

RESEARCH AND DEVELOPMENT

     We do not directly engage in Research and Development. Instead, we license the technology that results from Research and Development activities performed by ICT, our affiliate in the Ukraine, and possibly the technology that results from such activities by other affiliates or other independent companies in the future. ICT currently has a number of related projects that are currently under development or contemplated for the near future. They are as follows:

1.     ARTIFICIAL ORGANS:

Stem cell transplants prepared by our method of primary cell culture are used with a bio-polymer base to produce artificial organs. All stem cell transplants could be turned into an artificial organ (individual specific organs that are grown outside of the human body). This project is still in the planning stage, and ICT has yet to substantially commence this project.

2.     BIOLOGICALLY ENHANCED BIO-POLYMER MATERIALS FOR SURGERY:

- Bio-degradable bio-polymers used together with an osteogenetic (bone-producing) combination of stem cell transplants.
- Foam hydro gel used together with a chondrogenetic (cartilage-producing) combination of stem cell transplants.
- Foam hydro gel used together with a soft tissue combination of stem cell transplants.

This project is still in the planning stage, and ICT has yet to substantially commence this project

      3. TOPOLOGICAL STEM CELL TRANSPLANTS FOR BURN VICTIM PATIENTS AND COSMETIC SURGERY.

Stem cells are transplanted topologically (outside the skin) onto burn victims and other cosmetic surgery patients. This project has already been developed and tested on one burn patient, as described and illustrated above in the section entitled "Illustrations of Stem Cells and How They Work." We have filed one provisional patent in the United States for the use of this stem cell-based topological cream.

MARKETING AND PROMOTION

     The Company intends to offer the Clients a compelling proposition with the potential to be quite valuable for many patients with degenerative conditions: our product offers a potential solution when all traditional medical options have been exhausted. The Company seeks to increase the number of Clients that make a purchase, to encourage repeat visits and purchases and to extend Client retention. Loyal, satisfied Clients also generate word-of-mouth advertising and awareness, and are able to reach thousands of other Clients and potential

<PAGE<

Clients because of the reach of on-line communication. The Company plans to employ a variety of media, program and product development, business development and promotional activities to achieve these goals. We put out periodic Press Releases on our activities that are distributed by MacReport to numerous on-line publication sites as well as printed magazines, newspapers and newsletters. In addition, we have an on-line distribution network that sends these releases to subscribed potential patients, medical practitioners, patient networks and associations (such as the StrokeNetwork, Different Strokes, and Multiple Sclerosis Society). Finally, by invitation of these same organizations, we have participated in various on-line "chat" seminars organized by these organizations to help educate and answer questions on stem cell transplantation therapy.

     Our marketing strategy will emphasize some basic directives to keep us focused on our business model. The Plan and its implementation are described below:

- The Company's clinics will be used as labs to develop the stem cell transplantation therapies, be a training facility for other doctors and a base for our Tele-Medicine and web based Support Application.

- Our goal is to cause the medical practitioners and clinics to network together and propose stem cell transplantation to their patients as an alternative regenerative medical procedure. We plan to achieve this goal by continuing to develop the information available on our online distribution network, by participating in further online seminars, and by any other means at our disposal to increase awareness of stem cell therapy as an alternative to traditional medicine.

- A related goal is to spread awareness of stem cell therapy to patients. Many of our future patients may be totally unaware of the existence of stem cell transplantation as a treatment and its many benefits. Many of them are desperately seeking alternative treatment for their diseases, or have already given up hope, as modern medicine failed them. Many have formed groups or joined organizations, which are seeking help. Many are looking for anti-aging therapies and need to be aware of the advantages of stem cell transplantation in this context. All of our efforts outlined in this section are intended to achieve this goal.


- Our marketing team will establish contact with existing patient organizations. This direct marketing approach will be done on a country-by-country basis, starting with Germany, which will be a springboard into Europe and other countries, especially the United States. There is currently no set plan as to which countries our team will establish our marketing efforts in first. We will consider each country, region, or particular organization and make an individualized determination as to where our marketing efforts should focus after establishing themselves in Germany.

- Our marketing team will work directly with local specialists, ensuring an efficient and rapid introduction in each country. Our team will develop a marketing plan on a case-by-case basis, tailored to the particular culture, demand, and laws of each country or region.


<PAGE<

- Our website is connected to various internet search engines in order to maximize exposure.

- In conjunction with accredited specialists in Information Technology, we will set up a complete across-the-board computer-controlled logistics data bank system. This system will be based in our affiliated clinics. It will cover the steps of the process from order through manufacture, delivery and treatment, concluding with follow-up records, always assuring patient privacy. Patients and physicians will also be able to trace the procedure of timing and shipping for their own preparations on the Internet.

Doctor and Clinic Support Services

     The Company believes that a key objective is an ability to establish and maintain long-term relationships with its doctors and clinics throughout the world. The Company's planned team of customer support and service personnel will be responsible for handling the education and training of doctors on our Stem Cell Transplantation therapies and procedures. Doctor and clinic inquiries and support will be addressed as part our global operations. The Company plans to offer "Toll Free" phone numbers and through our website a Physician or patient can research available therapies and how to contact us. The Company plans to automate certain tools used by its Customer Support and Service staff and intends to actively pursue enhancements to and further automation of its Customer Support, Service and Operations.

PRICING

     Our stem preparations are priced competitively with others in our industry, reflecting pricing which has been the same as it has been in Germany for the past approximate 10 years.

     The complex approach to stem cell transplantation is based upon cleansing and detoxification and balancing of all metabolic processes, whereby the patient will be prepared to accept the stem transplants for their maximum healing effects.

COMPETITION


     We are unaware of any competitor has the same business model in the manufacturing process and cryo-preservation process of allo stem cell biological solution and other products. To our knowledge, these procedures have only been used by our affiliates. Further, we are unaware of any competitor engaged in the business of providing educational, informational, and referral services to potential candidates for stem cell therapy.

     There may be companies that utilize our business model which we are unaware of. There is no assurance that the Company will be able to compete successfully against any such current and any developing future competitors, and competitive pressures faced by the Company may have a material adverse effect on the Company's business, prospects, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing

<PAGE<

decisions or acquisitions that could have a material adverse effect on its business, prospects, financial condition and results of operations. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company.

     In our research, the closest competitor that we have to our business model is a company called VesCell (www.vescell.com). This company has licensed a
                             ---------------
proprietary technology from their partner TheraVitae that uses the patients own blood to draw out the stem cells which are then culture grown and are then used as an injection back into the patient. VesCell has a number of affiliate treatment facilities which are located in Thailand and Singapore where these procedures are performed. VesCell also has a number of treating physicians at each affiliate hospital or clinic facility that actually perform the stem cell transplantation procedure. The cost of the VesCell therapy is $34,500. USD. per treatment.

     Our business model also has a number of affiliate treatment facilities such as hospitals and medical clinics in different locations outside the United States. We have a license agreement with the ICT clinic to provide the stem cell product. Each location has any number of treating physicians who use the stem cells to perform the transplantation procedure.


REGULATION

     As the technological milestones for stem cell transplantation have been announced, governments have begun to impose regulation. Many developed countries have now drawn up legislation or codes, or signed up to Conventions, regulating the creation and use of embryonic stem cells. Some regimes have already been shown to be lagging behind the technology.

     From a regulatory viewpoint stem cell transplant represents a very unique product, which really is not really a "product" at all, because it does not fulfill the legal definition of a medicinal "product." The FDA's regulations label live cell transplants as products, while under German law they are classified neither as drugs nor as medications, because:
-     they  are  individually  prepared  for  each  patient,
-     they  are for one time use only, by implantation on a pre-determined date,
- the implantation is carried out by a physician who wrote a prescription for the stem cell transplants used,
-     stem  cell  transplants  have  no  'shelf-life',  and
-     they  are  not  distributed  through  the  usual  channels.

     The response of many governments to reproductive cloning is a complete ban, but approaches to therapeutic cloning vary quite widely. The United States presidency and various European bodies and institutions are taking a restrictive approach to embryonic stem cells, while the United Kingdom has passed relatively permissive legislation.

The  United  States

     The United States' regulation falls into two main areas: control of federal funds for research, and the broader question of regulation of the activities themselves. Following an announcement by President Bush on August 9, 2001,

<PAGE<

United States federal funds became available only for stem cell research on embryonic cell lines already in existence. Before that, more liberal National Institutes of Health ("NIH") Guidelines had recommended that funds were to be available for the creation and use of stem cells from spare IVF embryos. The 64 embryonic cell lines identified by US officials as already being in existence, and therefore a suitable subject for federally funded research, were generated by various institutes in the United States, Sweden, Australia, India, and Israel. We currently plan to seek research funding from the NIH, and will consider seeking research funding from other government health agencies in the future.

     Separately from the funding issue, the regulation of embryonic stem cell research is being actively considered by the US Government. On July 31, 2001, the House of Representatives voted for a broad ban on human cloning that would prohibit cloning for research purposes as well as for reproduction. The resulting law imposes heavy financial penalties and terms of imprisonment on those who generate cloned embryos, and thus affects both privately funded and NIH-supported research. Fortunately, the Company's lines of allo transplants are outside of this regulation, both because we do not engage in any cloning activities, and because we do not engage in any stem cell production, research, or development in the United States. Further, since all of our stem cell activities are performed in jurisdictions where such activities are legal, we do not currently have any obligation to obtain government approval for our activities, and do not currently have any compliance costs. However, there is no assurance that we will not face costs or the need for government approval with regard to future regulations or the regulations of any country into which we may expand our operations in the future.

Germany  and  the  Rest  of  Europe

     Germany's highest court re-affirmed its approval of therapeutic use of cell allo transplantation on February 16, 2000, by its decision in the case number 1 BvR 420/97. Germany had previously approved of this use in the early fifties.

     This German decision had serious implication for the remainder of the European Community ("EC") as well. Under the European Community Council Directives, all Member States of EC are obliged to accept laws and regulations of other member States of European Community dealing with medical therapeutics for human use, and that includes stem cell transplantation.

     All applicable regulations of the Public Health Service, and EU Directives, were incorporated in our manufacturing technology, and that was of enormous importance in order to attain the heretofore unknown 'state-of-art' level of safety of stem cell transplantation.

     The European Community Council's Directives are in harmony with this German legal concept, and thus European Community Member States do not classify stem cell allo and/or xeno-transplants as 'products' either.

LEGAL PROCEEDINGS

     The Company is not involved in any legal proceedings and is not aware of any pending or threatened claims.

     The Company expects to be subject to legal proceedings and claims from time to time in the ordinary course of its business, including, but not limited to, claims of alleged infringement of the trademarks and other intellectual property rights of third parties by the Company and its licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

INTELLECTUAL PROPERTY


     Currently, we have the rights to 26 patents, filed in the Ukraine and other countries, pursuant to our License Agreement with ICT. These patents concern the production, storage, preservation, and practical application of stem cells. Our agreement with ICT is for 10 years, and is renewable for another 10 years.
The following information reflects the status of the patents as of the date hereof, and the countries where they are recognized. Some of these patents were originally issued by the former Soviet Union, but are now recognized by the countries listed. These patents are as follows:

1. Patent 560613. The method of erythrocytes preservation, 1977 (granted), 1975 (applied for), Russia
2.     Patent  645633.  The method of blood leukocytes preservation, 1978, 1977,
Russia
3.     Patent  825081.  The method of blood leukocytes preservation, 1981, 1979,
Russia
4. Patent 1 017251. The method of human ovary tissue preservation, 1981, 1979, Russia
5. Patent 1410954. The method of treatment of anemia's in pregnant woman 1983, 1981, Russia
6. Patent 13709. The method of treatment of anemia's in pregnant woman, 1997, 1997, Ukraine
7. Patent 1402781. The container for freezing of biological objects 1988, 1985, Russia
8. Patent 8457. The container for freezing of biological objects 1997, 1997, Ukraine
9. Patent 1 706502. The method of preservation of human embryonic liver hemopoietic cells, 1988, 1986, Russia
10. Patent 13687. The method of preservation of human embryonic liver hemopoietic cells, 1991, 1989 Ukraine
11.     Patent  1734621. Cryo-protector of hemopoietic cells, 1997, 1989, Russia
12.     Patent  16859.  Cryo-protector  of hemopoietic cells, 1995, 1993 Ukraine
13. Application 93080788. The method of human immunodeficiency virus treatment (HIV), 1995, 1993, Ukraine
14. Application 93090874 The method of treatment of cytostatic disease, 1997, 1995, Ukraine
15. Application 93251432. The method of treatment of pancreatic diabetes, 1995 Ukraine


<PAGE<

16. Application 93121711. The method of treatment of aplastic anemia's, 1994, Ukraine
17. Application 95125139. The method of prevention of an acute radiation sickness in lethally radiated animals, 1993, Ukraine

18. Patent 22981. The method of treatment of cerebral motional defects in patients who have undergone craniocerebral injury 1997, 1993 Ukraine
19. Patent 46673 . The method of cryo preservation of human hemopoietic cells 1997, 1995, Ukraine

20. Patent 2233589. The method of cryo preservation of human hemopoietic cells, 2004, 2002, Russia
21. Patent 46675 A. The way of low-temperature cell bank operation, 2003, 2002, Ukraine
22. Patent 52502 A. The method of therapy of prostate gland cancer, 2003, 2002, Ukraine
23. Patent 56085 A. The method of obtaining a preparation of suspension of placenta cells, 2003, 2003, Ukraine
24. Patent 59096 A. The method of biological preparations obtained from placenta (variants), 2003, 2003, Ukraine
25. Patent 60238 A. The cryo-preservative content of hemopoietic cells of donor's cord blood and its components, 2003, 2003, Ukraine
26. Patent 63844 A. Device for registration of processes in biological tests, 2003, 2003, Ukraine

     In  addition,  we  currently have two provisional patent filings in the US:

- U.S. P&T Office Provisional Patent filing; Docket # 06011197, Customer # 26565. "STEM CELLS TO TREAT AND/OR PREVENT SYMPTOMS OF AVIAN INFLUENZA AND OTHER DISEASES IN MAMALS AND OTHER ANIMALS"

- U.S. P&T Office Provisional Patent filing; Docket # 06061413, Customer # 26565. "COMPOSITION AND METHODS OF TREATING BURN VICTIMS USING STEM CELLS."

     The Company is pursuing the registration of its trademark and service mark in the U.S. and internationally, and has applied for the registration of its "Cells For Life" trademark in China and the US. Effective Patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company's products and services are made available.

     There is no assurance that the steps taken by the Company to protect: its proprietary rights will be adequate or that third parties will not infringe or misappropriate the Company's copyrights, trademarks, trade dress and similar proprietary rights. In addition, there is no assurance that other parties will not assert infringement claims against the Company.

<PAGE<

EMPLOYEES

     As of December 31, 2005, the Company employed eight full-time employees, and no other employees. The Company also engages independent contractors and other temporary employees in its operations and finance and administration departments. None of the Company's employees is represented by a labor union, and the Company considers its employee relations to be good. Competition for qualified personnel in the Company's industry is intense, particularly among Doctors and other technical staff. The Company believes that its future success will depend in part on its continued ability to attract, hire and retain qualified personnel.

RISK  FACTORS

     THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY, ITS BUSINESS, CONDITION AND PROSPECTS (FINANCIAL AND OTHERWISE). THESE RISK FACTORS ARE NOT NECESSARILY EXHAUSTIVE AND ADDITIONAL RISK FACTORS, IF ANY, MAY BE MATERIAL OR HAVE SIGNIFICANCE TO AN INDIVIDUAL INVESTOR. MANY INVESTMENT OPPORTUNITIES INVOLVE RISK FACTORS OR A RISK OF LOSS AND THE EXISTENCE OF THE NORMAL AND CERTAIN EXTRAORDINARY RISKS.

     USE OF FORWARD-LOOKING LANGUAGE; FORECASTS UNRELIABLE: All statements, trend analysis and other information contained in this document relative to markets for the Company's products and trends in net sales, gross margin and anticipated expense levels, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect" and "intend" and other similar expressions, constitute forward-looking statements. These forward-looking statements are subject to business and economic risks, and the Company's actual results of operations may differ materially from those contained in the forward-looking statements.

     LIMITED OPERATING HISTORY; ACCUMULATED DEFICIT; ANTICIPATED LOSSES: The Company commenced operations upon execution of an exclusive global Licensing Agreement with Institute of Cell Therapy (ICT). Accordingly, the Company has a limited operating history on which to base an evaluation of its business and prospects. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development. Nonetheless, there is no assurance that the Company will be successful in addressing such risks, and the failure to do so could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

     UNPREDICTABILITY OF FUTURE REVENUES; POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; SEASONALITY; As a result of the Company's limited operating history and the emerging nature of the biotechnological markets in which it competes, the Company is unable to accurately forecast its revenues. The Company's current and future expense levels are based largely on its investment plans and estimates of future revenues and are to a large extent fixed and expected to increase.

     Sales and operating results generally depend on the volume of, timing of and ability to fulfill the number of orders received for the biological solution and the number of patients treated which are difficult to forecast. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to the Company's planned expenditures would have an immediate adverse effect on the Company's business, prospects, financial

<PAGE<

condition and results of operations. Further, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions which could have a material adverse effect on its business, prospects, financial condition and results of operations.

     The Company expects to experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside the Company's control. Factors that may adversely affect the Company's quarterly operating results include (i) the Company's ability to retain existing patients, attract new patients at a steady rate and maintain patient satisfaction, (ii) the Company's ability to manage its production facility and maintain gross margins, (iii) the announcement or introduction of new treatments and/or patents by the Company and its competitors, (iv) price competition or higher prices in the industry, (v) the level of use of the Internet and on-line patient services, (vi) the Company's ability to upgrade and develop its systems and infrastructure and attract new personnel in a timely and effective manner,
(vii) the level of traffic on the Company's website, (viii) technical difficulties, system downtime, (ix) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure, (x) governmental regulation, and (xi) general economic conditions.


     MANAGEMENT OF POTENTIAL GROWTH: LIMITED SENIOR MANAGEMENT RESOURCES: While we cannot be sure we will be successful in growing the Company's operations, our goal is to rapidly and significantly expand our operations to address potential growth and market opportunities. We intend to seek to accomplish this by adding additional affiliate clinics, and by our marketing efforts. By adding affiliates, our intention is to seek to not only increase the number of patients that can be treated, but increase the visibility of stem cell therapy in general. We believe that the combination of word of mouth and our marketing efforts may lead to a significant growth in demand for our products and services.

     This expansion if successful could place a significant strain on the Company's management, operational and financial resources. The Company may be required to hire new employees including senior management, key managerial, technical and operations personnel who would have to be fully integrated into the Company, operational and financial systems, procedures and controls, and to expand, train and manage its already growing employee base.

     The Company also would be required to add finance, administrative and operations staff. Further, the Company's management would be required to maintain and expand its relationships with Affiliate Treatment Clinics and Medical Facilities, University Labs, Private Labs and Treating Physicians globally.

     If we grow rapidly, there is no assurance that the Company's planned personnel, systems, procedures and controls would be adequate to support the Company's future operations, that the management would be able to hire train, retain, motivate and manage required personnel or that Company management would be able to successfully identify, manage and exploit existing and potential market opportunities. If the Company is unable to manage growth effectively, its business, prospects, financial condition and results of operations will be materially adversely affected.


<PAGE<

     DEPENDENCE ON KEY PERSONNEL; NEED FOR ADDITIONAL PERSONNEL: The Company's performance is substantially dependent on the continued services and on the performance of its senior management and other key personnel, particularly the Company's Chairman/CEO, Calvin C. Cao, Chief Financial Officer, Daniel J. Sullivan, and U.S. Chief Operations Officer, Peter K. Sidorenko. The Company's performance also depends on the Company's ability to employ, retain and motivate its other officers and key employees. The loss of the services of any of its executive officers or future key employees could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. The Company has long-term employment agreements with its executive officers and maintains "key person" life insurance policies. The Company's future success also depends on its ability to identify, attract, hire, train, retain and motivate other highly skilled doctors, scientists, qualified PhD's, technical, managerial, marketing and customer service personnel. Competition for such personnel is intense, and there is no assurance that the Company will be able to successfully attract, assimilate or retain sufficiently qualified personnel. The failure to retain and attract the necessary doctors, scientists, qualified PhD's, technical, managerial, marketing and customer service personnel could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

     COMPETITION:   We  believe  that the Company currently possesses a critical competitive edge, as we are unaware of any competitor that can claim the same degree of expertise in the manufacturing process and cryo-preservation process of allo stem cell biological solution and other products. These patented procedures have been used for treatments that have saved lives and minimized the disability of patients, particularly those declared beyond the help of current modern medicine.

     The Company believes that the principal competitive factors in its market are its brand name recognition, its professional level Medical and Scientific Advisory Board, the selection process for patients to be treated, personalized services, its Business Advisory Board, its Business Development Advisors (for other countries), strategic partnerships and alliances, patient convenience and accessibility to different treatment facilities. There is no assurance that the Company will be able to compete successfully against current and future competitors, and competitive pressures faced by the Company may have a material adverse effect on the Company's business, prospects, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on its business, prospects, financial condition and results of operations. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company.

     TRADEMARKS AND PROPRIETARY RIGHTS: The Company regards its copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as important, and critical to its success. In addition, certain aspects of trademark and copyright law, trade secret protection and confidentiality and/or license agreements with its employees may be relied upon to protect its proprietary rights. The Company is pursuing the registration of its trademarks and service marks in the U.S. and internationally, and has

<PAGE<

applied for the registration of certain of its trademarks and service marks. Effective trademark, service mark, copyright and trade secret protection may not be available in every country. The Company expects that it may license in the future certain parts of its proprietary rights, such as trademarks or copyrighted material, to third parties.
     There is no assurance that the steps taken by the Company to protect its proprietary rights will be adequate or that third parties will not infringe or misappropriate the Company's copyrights, trademarks, trade dress and similar proprietary rights. In addition, there is no assurance that other parties will not assert infringement claims against the Company. The Company is not currently aware of any legal proceedings pending against it.

     GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES: The Company is subject to regulation by domestic and foreign governmental agencies with respect to many aspects of stem cell transplantation. In addition, new legislation or regulation could occur. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to the Company's business, or the application of existing laws and regulations to stem cell transplantation technology could have a material adverse effect on the Company's business, prospects, financial condition and results or operations.

     CONTROL OF THE COMPANY: The Company's founders; Mr. Calvin Cao, Global Capital Corp, together with Institute of Cell Therapy and the balance of the Company's management, hold at least 51% percent of the outstanding voting power of the Company. As a result, the founders and management will be able to (i) elect, or defeat the election of, any of the Company's directors, (ii) amend or prevent amendment of the Company's Restated Articles of Incorporation or Bylaws, or (iii) affect or prevent a merger, sale of assets or other corporate transaction.

     The extent of ownership by the founders and the management may have the effect of preventing a change in control of the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could have an adverse effect on the market price of the Common Stock.

     NO  ASSURANCE  OF  PUBLIC  MARKET FOR COMMON STOCK, POSSIBLE LACK OF MARKET
MAKERS; VOLATILITY. Although the Company's stock is currently quoted on the pink sheets, there is no assurance that a public trading market will continue or develop for the Common Stock. There is also no assurance that the existing trading or any such future market will be characterized as active.

     Development of an active trading market for the Company's Common Stock may depend upon the interest of securities market makers and the investing public which may depend in turn on the Company's revenues and profits. The prices of securities of companies which are in limited supply in the public securities markets, which could describe the Company, are typically volatile.

     POSSIBLE NEGATIVE EFFECT OF COMMON STOCK AVAILABLE FOR FUTURE SALE: A substantial component of the Common Stock issued by the Company is "restricted stock" as defined in SEC Rule 144, promulgated under the Securities Act of 1933. The offer of a significant number of restricted shares of Common Stock in the

<PAGE<

future in the public market, at or about the same time pursuant to Rule 144 or pursuant to a subsequent registration statement under the Securities Act of 1933 could have a depressive effect on the public market price of the Company's common stock.

     TRADING  LIMITATIONS  ON  STOCK  AT  A  MARKET PRICE OF LESS THAN $5.00 PER
SHARE: Management cannot predict the market price of the Common Stock in the public market. At any time that the market price is less than $5.00 per share, certain larger stock brokerage firms may prohibit purchase or sale of the Shares within their clients' accounts.


     All securities brokerage firms effecting purchase orders for clients in the Company's common stock at a time when the common stock has a market bid price of less than $5.00 per share are required by federal law to send a standardized notice to such clients regarding the risks of investing in "penny stocks", to provide additional bid, ask and broker compensation and other information to the patients and to make a written determination that the Company's common stock is a suitable investment for the client and receive the client's written agreement to the transaction, unless the client is an established client of the firm, prior to effecting a transaction for the client. These business practices may inhibit the development of a public trading market for the Company's common stock during periods that the price of the common stock in the public market is less than $5.00 by both limiting the number of brokerage firms which may participate in the market and increasing the difficulty in selling the Company's common stock.


     DEPENDENCE ON LICENSE AGREEMENT. Our business depends on our relationship with ICT who is the principal supplier of stem cell biological solution that we use with our patients and clients. Although we believe that alternative sources of product are available, the loss of this supplier would have a material adverse effect on our business, financial condition and results of operations.

     LOSS OF FINANCING. We cannot guarantee that additional financing will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms. Even if we are able to expand our business, we cannot provide certainty that we will be successful or that investors will derive a profit from an investment in our equity.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

THE FOLLOWING INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS OF STEM CELL THERAPY INTERNATIONAL, INC. AND THE NOTES THERETO APPEARING ELSEWHERE IN THIS FILING. STATEMENTS IN THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION AND ELSEWHERE IN THIS REGISTRATION STATEMENT THAT ARE NOT STATEMENTS OF HISTORICAL OR CURRENT FACT CONSTITUTE "FORWARD-LOOKING STATEMENTS."

<PAGE<

The following management discussion should be read together with the Stem Cell Therapy International, Inc. financial statements included in this registration statement See "Index to Financial Statements" at page F-1. Those financial statements have been prepared in accordance with generally accepted accounting principles of the United States of America.

GENERAL  OVERVIEW


     Stem Cell Therapy International, Inc. (the "Company") was originally incorporated in Nevada on December 28, 1992 as Arklow Associates, Inc., and after several name changes was renamed Altadyne, Inc. By March, 2005, the Company (then Altadyne, Inc.) had no assets, liabilities, or ongoing business. On March 20, 2005, R Capital Partners ("R Capital") acquired the Company (then Altadyne, Inc.), and on September 1, 2005, the Company (then Altadyne), acquired Stem Cell Therapy International Corp., a Nevada corporation ("Stem Cell
Florida") in what was effectively a reverse acquisition. Following the transaction, Stem Cell Florida became a wholly owned subsidiary of the Company, and Stem Cell Florida's shareholders became shareholders of the Company. On October 5, 2005, the Company changed its name to Stem Cell Therapy International, Inc. to reflect the new business of the Company. This transaction is accounted for as a reverse merger, with Stem Cell Florida treated as the accounting acquirer for financial statement purposes.


     Stem Cell Florida was incorporated in Nevada on December 2, 2004. Following the reverse acquisition, the Company assumed and is continuing the operations of Stem Cell Florida. The Company's executive management team are:
Calvin C. Cao, Chairman and Chief Executive Officer, Daniel J. Sullivan, Chief Financial Officer, and Peter K. Sidorenko, Chief Operating Officer. The
Company's affiliate in the Ukraine also has the following non-executive officers: Dr. Yuriv Gladkikh, Chief Scientist; Dr. Galina Lobyntseva, Chief of Manufacture; Sergei Martynenko, Director of Clinic in Kiev; Dr. Vladimir Gladkikh, Medical Director; and Dr. Dimitriy Lobyntsev, Director of Research. Although these individuals are not employees of the Company, we consider them vital to the success of our business.

     We are indirectly involved, as a "middle man," in research and development and practical application within the field of regenerative medicine. We provide allo (human) stem cell biological solutions that are currently being used in the treatment of patients suffering from degenerative disorders of the human body. We have established agreements with highly specialized, professional medical treatment facilities around the world in locations where Stem Cell Transplantation therapy is approved by the appropriate local government agencies.

     We intend to provide these biological solutions containing allo stem cell products also in the United States to universities, institutes and privately funded laboratory facilities for research purposes and clinical trials.


     We will initially devote most of our efforts toward organization and fund raising for planned clinics and patient operations and limited revenues have been generated from any such operations. The Company has experienced recurring losses from operations since its inception and as at December 31, 2005, we had a working capital deficit of $92,412 and an accumulated deficit from operations of


<PAGE<

$90,823. As noted in the independent audit report for the audited Stem Cell Therapy International, Inc. financial statements for the period from inception to March 31, 2005 , these factors raise doubt about the ability of the Company to continue as a going concern. Realization of the Company's business plan is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. This is because we have not generated substantial revenues since inception. Our only other source for cash at this time is through investments or loans from management. We must raise cash to implement our project and stay in business.

CRITICAL  ACCOUNTING  POLICIES

     The accounting policies of the Company are in accordance with generally accepted accounting principles of the United States of America, and their basis of application is consistent. Outlined below are those policies considered particularly significant:

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Common stock transactions for services are recorded at either the fair value of the stock issued or the fair value of the services rendered, which ever is more evident on the day that the transactions are executed. The certificates must be issued subsequent to the transaction date.

     We apply Staff Accounting Bulletin No. 104 "Revenue Recognition" ("SAB No. 104") to our revenue arrangements. Currently, our only revenue transactions derive from the licensing of stem cell technology, the sale of stem cell products, and providing informational and referral services; we have no plans to enter into any other revenue transaction in the near future. In accordance with SAB No. 104, we recognize revenue related to these licenses, sales and services upon delivering the license or product, or rendering the services, respectively, as long as (1) there is persuasive evidence of an arrangement, (2) the sales price is fixed or determinable, and (3) collection of the related receivable is reasonably assured. Any payments received prior to delivery of the products or services are included in deferred revenue and recognized once the products are delivered or the services are performed.

     Research and development costs are charged to operations when incurred and are included in operating expenses. Since we currently are not, and have never been, directly involved in research and development, the Company had no research and development expenses for the nine months ended December 31, 2005 and the period December 2, 2004 (date of inception) through December 31, 2005, or for the three months ended March 31, 2006.

RESULTS  OF  OPERATIONS

As of December 31, 2005 and for the nine months ended December 31, 2005

<PAGE<

     We had sales of $50,934 during the nine months ended December 31, 2005, with a cost from ICT for the stem cell biological material delivered of $34,600 during the period. Our net loss for the period was $256,022, which reflects primarily selling, general and administrative expenses. Sales reflected treatment of 2 patients during the period at our Affiliate's clinical facility in Kiev, Ukraine. As our operations only commenced in December 2004, there is no prior period for comparison.
     Gross margins for the nine months ended December 31, 2005 was 32.0%. We anticipate comparable margins on future patient services and delivery of our stem cell biological products.

December  2,  2004  (date  of  inception)  through  December  31,  2005

     Operations for the period from inception on December 2, 2004 as compared to the nine month numbers set forth above is identical other than an increase in selling, general and operating expenses of approximately $26,281 for the additional, approximately four month period, increasing our net loss to $282,263 for the period. Revenues, cost of sales and gross margin were identical.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's financial statements have been prepared assuming that the Company will continue as a going concern. For the nine months ended December 31, 2005 and the period since December 2, 2004 (date of inception) through December 31, 2005, the Company has had a net loss of $256,022 and $282,263, respectively and cash used by operations of $124,180 and $154,887, respectively, and negative working capital of $92,412 at December 31, 2005. As of December 31, 2005, the Company has not emerged from the development stage. In view of these matters, recoverability of recorded asset amounts shown in the accompanying financial statements is dependent upon the Company's ability to begin operations and to achieve a level of profitability. Since inception, the Company has financed its activities principally from shareholder advances and some relatively minor sales of equity securities (as set forth below). The Company intends on financing its future development activities and its working capital needs largely from the sale of equity securities until such time that funds provided by operations are sufficient to fund working capital requirements.

Unpredictability of future revenues; Potential fluctuations in quarterly operating results; Seasonality

     As a result of the Company's limited operating history and the emerging nature of the biotechnological markets in which it competes, the Company is unable to accurately forecast its revenues. The Company's current and future expense levels are based largely on its investment plans and estimates of future revenues and are to a large extent fixed and expected to increase.

     Sales and operating results generally depend on the volume of, timing of and ability to fulfill the number of orders received for the biological solution and the number of patients treated which are difficult to forecast. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in

<PAGE<

revenues in relation to the Company's planned expenditures would have an immediate adverse effect on the Company's business, prospects, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions which could have a material adverse effect on its business, prospects, financial condition and results of operations.


     The Company expects to experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside the Company's control. Factors that may adversely affect the Company's quarterly operating results include (i) the Company's ability to retain existing patients, attract new patients at a steady rate and maintain patient satisfaction, we cannot be sure that we will be able to attract sufficient patients to maintain or grow revenue and consequently our long term growth and success may be negatively impacted (ii) the announcement or introduction of new treatments and/or patents by the Company and its competitors, as this is an ever changing field of innovation, we cannot be sure that our competition will not significantly impact our customer base, and thereby negatively impact our revenues, with new and improved treatments; (iii) price competition or higher prices in the industry, with additional research into this field of treatment, we cannot be sure that we will be able to maintain our current pricing structure and gross margins to be able to compete with new competitors and treatment options at reasonable prices; (iv) the Company's ability to upgrade and develop its systems and infrastructure and attract new personnel in a timely and effective manner, the Company cannot be sure that it will be able to raise sufficient capital in order for it to grow it's infrastructure and continually offer the most innovative procedures and treatment options to patients. (v) governmental regulation, the Company is continually working with various government agencies to ensure approval of these procedures, but there is no assurance that the approvals will not change or become more restrictive in the future, thereby limiting the ability of the Company to perform these procedures in certain locations, and (vi) general economic conditions, there can be no assurance that the Company will continually be able to attract patient's whose financial health will allow them to pursue these costly treatments.


CAPITAL  STOCK

     As of March 20, 2005, the Company (then named Altadyne, Inc.) had 50,804 issued and outstanding shares of common stock, no outstanding shares of preferred stock, and no options, warrants, conversion privileges, or other rights to purchase common stock.

     On March 20, 2005, R Capital acquired the Company. Pursuant to the agreement, in June 2005, the Company (then Altadyne, Inc.) issued 22,500,000 shares of common stock to R Capital, in exchange for $125,000. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On September 1, 2005, Stem Cell Florida acquired the Company (then Altadyne, Inc.) from R Capital by way of a reverse acquisition. R Capital, Stem Cell Florida, and the Company (then Altadyne, Inc.) entered into a Reorganization and Stock Purchase Agreement. At that point, the Company had no

<PAGE<

assets, liabilities or ongoing operations. Pursuant to the agreement, Altadyne acquired 100% of the issued and outstanding shares of common stock of Stem Cell Florida in a non-cash transaction and Stem Cell Florida became a wholly-owned subsidiary of Altadyne. As consideration for 100% of the shares of Stem Cell Florida, the shareholders of Stem Cell Florida acquired (1) shares newly issued by the Company (then Altadyne, Inc.), and (2) certain shares transferred by R Capital. Of the 22,500,000 shares originally held by R Capital, R Capital retained 4,349,196 shares and transferred 4,000,000 shares to finders unaffiliated with R Capital. R Capital transferred the remaining 14,150,804 shares held by it to the shareholders of Stem Cell Florida and others as set forth below. In addition, the Company issued 10,409,864 new shares to the shareholders of Stem Cell Florida and others as set forth below. The recipients of these shares are as follows:

- 13,530,668 shares to the Shareholders of Stem Cell Florida as consideration for 100% of the outstanding shares of Stem Cell Florida;

- 3,000,000 shares to parties related to the President of Stem Cell Florida in exchange for a $3,000 reduction of the debt owed by the Company to the President; and 8,030,000 shares for services, consisting of:

o 5,000,000 shares to ICT as consideration for the licenses obtained pursuant to the License Agreement between the Company and ICT, as described above, page 19;

o 3,030,000 shares as consideration for consulting services valued at par value to: USA Consulting Group (1,000,000); European Consulting Group (1,000,000); Global Management Enterprises (1,000,000); and 3 independent consultants unaffiliated with the Company (30,000).

Subsequent to the merger, Altadyne changed its name to Stem Cell Therapy International, Inc. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On September 15, 2005, the Company issued 379,000 shares to Westminster Securities Corporation in consideration for services in arranging the acquisition of Altadyne. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On September 15, 2005, the Company issued 500,000 shares of Series A Preferred Stock to RHL Management Corp., an accredited investor, in consideration for $25,000. The Series A Preferred Stock is convertible into common stock on a one for one basis after a certain waiting period. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On January 1, 2006, the Company issued a total of 20,000 shares to two consultants unaffiliated with the company, for consulting services valued at $17,800. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On January 20, 2006, the Company issued 20,000 shares to a consultant unaffiliated with the Company, for consulting services valued at $20,000. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

<PAGE<

     On February 2, 2006, the Company issued 120,000 shares to Westminster Securities (24,000) and certain employees of Westminster Securities Corporation (2 x 48,000) in connection with the termination of an agreement between the Company and Westminster. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On February 2, 2006, the Company issued a total of 70,000 shares to six consultants who assisted the Company on the medical advisory board or who performed other medical services on behalf of the Company. Although issued on February 2, 2006, we valued these shares at market price as of the date the services were performed, pursuant to EITF Issue No. 96-18, as follows:

CONSULTANT            DATE SERVICES WERE PROVIDED NUMBER OF SHARES MARKET PRICE
- -----------------   --------------------------- ---------------- ------------
Alexey Bersenev                     10/04/05          10,000  $        1.75
Weiwen Deng                         10/10/05          10,000  $        1.45
Salvador Vargas MD                  10/24/05          10,000  $        1.05
Jorge Quintero MD                   10/24/05          10,000  $        1.05
Dr. Igor Katkov PhD                 12/02/05          20,000  $        0.97
Dr. Nikita Tregubov, MD             12/02/05          10,000  $        0.97

The total value of the services rendered, and the total market price of these shares on dates they were earned, was $85,100. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     The Company has engaged a public relations firm to perform services in exchange for $12,000 worth of the Company's common shares, at market price (average of the previous 20 days), per month. Accordingly, the Company has issued the following shares:

MONTH            AVERAGE MARKET PRICE   NUMBER OF SHARES
September, 2005  $                1.88             6,400
October, 2005    $                1.01            11,882
November, 2005   $                0.86            13,953
December, 2005   $                1.00            12,000
January, 2006    $                0.85            14,118
February, 2006   $                0.85            14,118
March, 2006      $                0.40            30,361

Pursuant to this arrangement, on February 2, 2006, the Company issued a total of 44,234 to the public relations firm engaged by the Company for the services performed from September through December, 2005. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

OFF-BALANCE  SHEET  ARRANGEMENTS

     The Company is not currently engaged in any off-balance sheet arrangements, as defined by Item 303(c)(2) of Regulation S-B. The Company has not engaged in any off-balance sheet arrangement during the last fiscal year, and is not reasonably likely to engage in any off-balance sheet arrangement in the near future.

ITEM 3. DESCRIPTION OF PROPERTY.

     We lease office space and office equipment under an operating lease on a month-to-month basis. We lease the executive office suite from Wilder Corporation for approximately $1,775.61. Our office is located at 2203 N. Lois Avenue, Suite #901, Tampa, FL 33607. The office is approximately three hundred seventy-four (374) square feet and is in a condition adequate to our needs. The terms of the lease agreement require 30 days written notice to terminate the lease.

     Rent expense amounted to $15,874 and $19,314 for the nine months ended December 31, 2005 and the period from December 2, 2004 (Date of Inception) through December 31, 2005.

     The Company is not involved in investments in (i) real estate or interests in real estate, (ii) real estate mortgages, and (iii) securities of or interests in persons primarily engaged in real estate activities, as all of its land rights are used for production purposes.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table shows the beneficial ownership of Stem Cell Therapy International, Inc. common stock as of March 31, 2006. The table shows each person known to us who owns beneficially more than five percent of the outstanding common stock of Stem Cell Therapy International, Inc. based on 33,563,234 shares being outstanding as of March 31, 2006, and the total amount of common stock of Stem Cell Therapy International, Inc. owned by each of its Directors and Executive Officers and for all of its Directors and Executive Officers as a group.

                                   ACTUAL          ACTUAL
IDENTITY OF PERSON                 AMOUNT OF       PERCENT OF
OR GROUP                           SHARES OWNED    SHARES OWNED   CLASS
- ---------------------------------  --------------  -------------  ---------
Global Capital Corp.
2203 N. Lois Avenue, 9th Floor
Tampa, FL 33607                        4,000,000           11.9%     Common
- ---------------------------------  --------------  -------------  ---------
Institute of Cell Therapy
c/o Alan Brutten, Attorney at Law
1341 Ocean Parkway
Brooklyn, NY 11230                     5,000,000           14.9%     Common
- ---------------------------------  --------------  -------------  ---------
Thuy-Van Chau
2203 N. Lois Avenue, 9th Floor
Tampa, FL 33607                        3,000,000            8.9%     Common
- ---------------------------------  --------------  -------------  ---------
Vivian Cao Irrevocable Trust
2203 N. Lois Avenue, 9th Floor
Tampa, FL 33607                        2,000,000            6.0%     Common
- ---------------------------------  --------------  -------------  ---------
Christopher Cao Irrevocable Trust
2203 N. Lois Avenue, 9th Floor         2,000,000
Tampa, FL 33607                                             6.0%     Common
- ---------------------------------  --------------  -------------  ---------
Calvin C. Cao
2203 N. Lois Avenue, 9th Floor
Tampa, FL 33607                    11,000,000 (1)          17.9%     Common
- ---------------------------------  --------------  -------------  ---------
Daniel J. Sullivan
2203 N. Lois Avenue, 9th Floor
Tampa, FL 33607                          200,000           0.6%%     Common
- ---------------------------------  --------------  -------------  ---------
Peter K. Sidorenko
2203 N. Lois Avenue, 9th Floor
Tampa, FL 33607                                0            0.0%        n/a
- ---------------------------------  --------------  -------------  ---------

                                       43

- ---------------------------------  --------------  -------------  ---------
M. Richard Cutler
c/o Cutler Law Group
3206 West Wimbledon Dr
Augusta, GA 30909                   2,674,196 (2)   7.9%             Common
- ---------------------------------  --------------  -------------  ---------
RHL Management, Inc.
c/o Cutler Law Group                                               Series A
3206 West Wimbledon Dr                                            Preferred
Augusta, GA 30909                     500,000 (3)   100%              Stock
- ---------------------------------  --------------  -------------  ---------
Officers and Directors as a Group
(three persons)                       11,200,000   34.4%             Common
- ---------------------------------  --------------  -------------  ---------


(1) Mr. Cao's shares consist of 4,000,000 shares held by Global Capital Corp., 2,000,000 shares held by Vivian Cao Irrevocable Trust; 2,000,000 shares held by Christopher Cao Irrevocable Trust and 3,000,000 shares held by Thuy-Van Chau, the wife of Mr. Calvin Cao. Mr. Cao is deemed the beneficial owner of the shares owned by Global Capital because he is an officer and shareholder of Global Capital. Mr. Cao is deemed the beneficial owner of the other shares because they are otherwise beneficially owned by a family member sufficiently closely related to Mr. Cao such that he is deemed the beneficial owner.


(2) Mr. Cutler's shares consist of 1,292,259 shares held by Cutler Law Group and 1,381,937 shares held by R Capital Partners, Inc. Mr. Cutler is deemed the beneficial owner of each of the shares owned by Cutler Law Group and R Capital Partners as he is the President, a director and a shareholder of each of those entities and would consequently be considered the beneficial owner under the securities laws.

(3) The Series A Preferred Stock held by RHL Management is convertible into common stock on a one for one basis only upon 61 days notice to the Company

Other than noted above, no beneficial owner of the Company's securities has the right to acquire any shares from options, warrants, rights, conversion privileges, or any similar obligations.

BENEFICIAL OWNERSHIP OF SECURITIES: Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, involving the determination of beneficial owners of securities, includes as beneficial owners of securities, any person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has, or shares, voting power and/or investment power with respect to the securities, and any person who has the right to acquire beneficial ownership of the security within sixty days through means including the exercise of any option, warrant or conversion of a security.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The following table sets forth the names and ages of our current directors and executive officers, their principal offices and positions and the date each such person became a director or executive officer. The Board of Directors elects our executive officers annually. Our directors serve one-year terms or until their successors are elected and accept their positions. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. There are no family relationships or understandings between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

NAME OF DIRECTOR OR EXECUTIVE OFFICER     AGE     CURRENT POSITION AND OFFICE
-------------------------------------     ---     ---------------------------
Calvin C. Cao     39     Chief Executive Officer, President and Chairman
-------------     --     -----------------------------------------------
Daniel J. Sullivan     50     Chief Financial Officer and Director
------------------     --     ------------------------------------
Peter K. Sidorenko     50     Chief Operating Officer and Director
------------------     --     ------------------------------------

CHAIRMAN  AND  CHIEF  EXECUTIVE  OFFICER  -  CALVIN  CAO:
                                             ------------

     Calvin Cao founded Stem Cell Therapy International Corp., Tampa, Florida in 2004. After graduating from the University of South Florida in 1991, with a BSEE degree in electrical engineering, Mr. Cao launched Cao Computer Technology, Tampa, FL, a company that provides engineering and business technology strategy, product development and designing mission-critical enterprise systems. The company has provided services for large businesses and universities as well as state and local governments. He ran that company until 1996, when it merged with International Net Corp, Tampa, FL, which is a worldwide distributor of IT products and other high-quality electronic products; of which Mr. Cao was also a co-founder. As president and Chief Operating Officer of International Net, he was engaged in mergers and acquisitions as well as raising capital until 1999 when he sold his shares back to the company.

     In the same year, he formed Micronet Capital Corp., an investment-banking firm that specialized in helping start-up companies with private placements, M&A and other financial services. In 2004, Micronet Capital Corp. merged with Global Capital Corp. to better position and reflects the global presence of its services and offerings. Global Capital Corp. remains in operation.

     In 2004, Mr. Cao co-founded Vasular Relief Centers Corp., which changed its name to Vein Associates of America, Inc. ("Vein Associates"). Vein Associates is the parent company of Vein Associates, PA, headquartered in Heathrow, FL, which operates a chain of vascular clinics. Vein Associates' clinics specialize in the diagnosis and non-surgical treatment of hemorrhoids, varicose and spider veins using minimally invasive procedures.

     In 2005, Mr. Cao decided to dedicate his energies to working full time with Stem Cell Florida. Mr. Cao became president and chairman of the Company on the closing date of the Reorganization and Stock Purchase agreement between the Company and Stem Cell Florida, September 9, 2005. He was reelected as chairman in March, 2006 and his term expires March, 2007, or when his replacement is duly elected and qualified. He was reappointed as president in March, 2006 and his term expires March, 2007, or when his replacement is duly appointed and qualified.

CHIEF  FINANCIAL  OFFICER  AND  DIRECTOR  -  DANIEL  J.  SULLIVAN
                                             --------------------

     Mr. Sullivan is a senior financial executive with 25 years of industry experience.


     After graduating from San Diego State University in 1980, in January 1981 Mr. Sullivan became an Accountant at KPMG Peat Marwick in Costa Mesa, California where he became a manager in 1985 and left in September 1986. From September 1986 through November 1987, Mr. Sullivan was Controller for Security Etch International, Inc. in Irvine, California, a manufacturer of automobile security devices. From November 1987 until October 1988, Mr. Sullivan was a Manager at Wurth and Company in Orange, California, a certified public accounting firm. From October 1988 through February 1993, Mr. Sullivan was Vice President and Chief Financial Officer of Trillium Management, Inc., in Los Angeles, California, a $75 million trailer manufacturer and truck/trailer leasing company, which was acquired by Oshkosh Truck Corporation in Oshkosh, Wisconsin, a $60 million freight trailer manufacturer, where Mr. Sullivan remained as Chief Financial Officer. From February 1993 through February 1994, Mr. Sullivan was Chief Financial Officer for Bitec Southeast, Inc. in Tampa, Florida, and industrial and medical gases and welding equipment distributor. From February 1994 until November 1995, Mr. Sullivan was Chief Financial Officer for Quality Products, Inc. in Tampa, Florida, a holding company with industrial machinery manufacturing, steel service and consumer products operations. From November 1995 through November 1997, Mr. Sullivan was Chief Financial Officer for Stacey's Buffet, Inc. in Largo, Florida, a public buffet restaurant chain. From November 1997 through October 2003, Mr. Sullivan was Chief Financial Officer for Selective HR Solutions, Inc., a professional employer organization. From November 2003 to November 2004, Mr. Sullivan was employed by Skylynx Communications, Inc. in Sarasota, Florida as Chief Financial Officer, a start-up public wireless communications company.

     Mr. Sullivan became CFO and a director of the Company on December 2004. He was reelected as a director in March, 2006 and his term expires March, 2007, or when his replacement is duly elected and qualified. He was reappointed as CFO in March, 2006 and his term expires March, 2007, or when his replacement is duly appointed and qualified. Mr. Sullivan is a full-time employee of the Company.


CHIEF  OPERATING  OFFICER  AND  DIRECTOR  -  PETER  K.  SIDORENKO
                                             --------------------

     With more than 25 years of Regional, National and International management experience, Chief Operating Officer Peter Sidorenko is in charge of all U.S. operations for SCTI. He brings to this position a varied background of experience with such world-class Fortune 500 organizations as IBM, Dow Jones/Telerate, AT&T Bell Labs, WorldCom/MCI and Citicorp.


     Before joining the Company, Mr. Sidorenko was a National Account Executive and Business Operations Manager for Technology Systems Group ("TGS") beginning August, 2003 through September 2004. TGS is a technology sales agent with partnerships with Bell South and IBM. With TGS, Mr. Sidorenko was responsible for developing proposals, product brochures, customer presentations, pricing and network designs, and developing and administering pre- and post- sale customer support systems. Before joining TGS, Mr. Sidorenko was a Network Architect and Sales Engineering Operations agent with MCI, a telecommunications company, beginning April, 2000. With MCI, Mr. Sidorenko designed, provided technical support for, and oversaw the implementation of enterprise-wise networking solutions for corporate clients.

     Mr. Sidorenko became Chief Operating Officer of the Company on, December 2004. He was reappointed as COO in March, 2006 and his term expires March, 2007, or when his replacement is duly appointed and qualified. He became a director of the Company on April 28, 2006, and his term expires March, 2007, or when his replacement is duly elected and qualified. Mr. Sidorenko is a full time employee of the Company.



CHIEF  OPERATING  OFFICER  AND PATENT TRADEMARK COUNSEL, CHINA DIVISION - LIXIAN
(JOHN)  JIANG

     As a senior Attorney from China and a Patent Agent in the United States. Mr. Jiang specializes in intellectual property law, China tax law and corporate law. He has worked in a number of top specialty law firms before he joined the Company in June of 2006. In addition, Mr. Jiang is a stem cell scientist with a PhD Candidate from the University of South Florida Medical School.


EUROPEAN SCIENTIFIC AND MEDICAL ADVISORY BOARD & OFFICERS OF ICT'S CLINIC IN THE UKRAINE

     The Company has also appointed the Director of the ICT and four leading international scientists in the field of stem cell transplantation therapy to ICT's Management Organization. These individuals are neither employees nor directors of the Company, but are rather employees of ICT's clinic in Kiev, Ukraine. They are as follows:

SERGEI MARTYNENKO, Senior Administrator and Director of the clinic in Kiev, Ukraine. Mr . Martynenko' organizational, administrative and communications skills provide a vital link of information and technology exchange between the Kiev based manufacturing, research and development facility and the SCTI affiliated patient treatment facility.

DR. YURIV GLADKIKH, Chief of Scientist: A graduate of the Kiev Medical Institute of A.A. Bohomolets, Dr. Gladkikh. has worked in Europe and Asia in the field of management and organization of health protection, as well as research in cryobiology and cryo-medicine, internal diseases, virology, quantum, cell and tissue therapy, modern methods of diagnostics and laboratory researches, epidemiology and infectious diseases.

DR. GALINA LOBYNTSEVA, Chief of Manufacture: A graduate of Kharkov State University with a specialty in genetics, Dr. Lobyntseva has been in the forefront of research in embryonic hematopoitic cells and work on methods for long-term storage of the cells at low temperatures. She has been working with Cryobiology and Cryomedicine at the National Academy of Sciences of the Ukraine since its foundation in 1972. Ms. Lobyntseva has received 15 authors' certificates and patents. Dr. Lobyntseva is also responsible for the Quality Control, testing and Quality Certification of every dose of the allo stem cell biological solution.

DR.  DIMITRIY LOBYNTSEV, Director of Research:  A graduate of the Odessa Academy
                       -
of Cold with a specialty in cryogenic technique and technologies, Dr. Lobyntsevis the author of five patents in the Ukraine and co-author of volume one of "Human Stem Embryonic Hemopoitic Cells. Theory and Clinical Practice."

DR. VLADIMIR GLADKIKH, Medical Director: A graduate of the Vinnitsa National Medical University with a specialty in surgery, Dr. Gladkikh is engaged in research in the field of vascular surgery.

SCIENTIFIC AND MEDICAL ADVISORY BOARD - UNITED STATES AND MEXICO


     The Company has also engaged the following persons as independent consultants to assist as part of its Scientific and Medical Advisory Board in the United States and Mexico: Each Member of the Scientific and Medical Advisory Board is compensated with 10,000 or 20,000 shares of Company stock depending on their level of participation during each fiscal year. The Scientific and Medical Advisory Board reviews all patient medical data and then makes recommendations as to whether or not the patient is a viable candidate for stem cell transplantation therapy, as well as the treatment procedure best suited for their condition. No one individual has control over the decisions of the Advisory Board. Therefore it is unlikely that a conflict of interest will arise.


DR.  NICHOLAS  KIPSHIDZE,  MD.,  PH.  D.  -  Lenox  Hill  Hospital,  NYC

DR.  WEIWEN  DENG,  MD.,  PH.D.  -  Research  Instructor,  Tulane University, LA

DR.  ALEXEY  BERSENEV,  MD.,  PH.D.  -  Thomas  Jefferson  University,  PA

IGOR KATKOV, PH.D. - Project Scientist, Level V, UCSD & Burnham Institute, La Jolla, CA

DR.  SALVADOR  VARGAS,  MD.,  -  Betania  West  Institute,  Tijuana,  Mexico

DR.  LUIS  JORGE  QUINTERO,  MD.,  -  Neurosurgery,  Tijuana,  Mexico

DR. NIKITA TREGUBOV, MD., - Internal Medicine, Walter Reed Army Institute of Research, Seminole, FL


ITEM  6.  EXECUTIVE  COMPENSATION.

SUMMARY  COMPENSATION  TABLE

The following table sets forth the total compensation paid to or accrued, during the fiscal years ended December 31, 2005 to Stem Cell Therapy International, Inc.'s highest paid executive officers. No restricted stock awards, long-term incentive plan payout or other types of compensation, other than the compensation identified in the chart below, were paid to these executive officers during that fiscal year.

                   ANNUAL    ANNUAL    OTHER
                   COMPEN-   COMPEN-   ANNUAL   COMPEN-     LONG TERM
                   SATION    SATION    COMPEN-  SATION      COMPEN-             ALL
NAME AND           SALARY    BONUS     SATION   RESTRICTED  SATION     LTIP     OTHER
POSITION     YEAR  ($)       ($)                STOCK       OPTIONS    PAYOUTS  (1)
- -----------  ----  --------  --------  -------  ----------  ---------  -------  ------
Calvin Cao,
CEO and
Chairman     2005  NIL       NIL       NIL      NIL         NIL        NIL      NIL
- -----------  ----  --------  --------  -------  ----------  ---------  -------  ------
Daniel
Sullivan,
CFO and                                         200,000
Director     2005  NIL       NIL       NIL      shares      NIL        NIL      NIL
- -----------  ----  --------  --------  -------  ----------  ---------  -------  ------
Peter
Sidorenko,
COO and
Director     2005  NIL       NIL       NIL      NIL         NIL        NIL      NIL
- -----------  ----  --------  --------  -------  ----------  ---------  -------  ------


*Valued  at  par  value  or  an  aggregate  of  $200.


 (1) All other compensation includes health insurance and life insurance plans or benefits, car allowances, etc. The Company may omit information regarding group life, health, hospitalization, medical reimbursement or relocation plans that do not discriminate in scope, terms or operation, in favor of executive officers of directors of the registrant and that are available generally to all salaried employees.

LTIP: "Long-Term Incentive Plan" means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, whether such performance is measured by reference to financial performance of the Company or an affiliate, the Company's stock price, or any other measure, but excluding restricted stock, stock option and Stock Appreciation Rights (SAR) plans.

The Company has no Long-Term Incentive Plan and has made no Long-Term Incentive Plan payouts The Company has granted no bonuses to any of its employees since inception.

     Calvin Cao, Chairman & CEO - was paid no compensation in 2005 for his services as Chairman and Chief Executive Officer. He has forfeited all compensation, and the Company does not own him any compensation for his services in 2005. His expected initial level of normal cash compensation for those services per year will be determined by a comparable salary based on industry standards.

     Daniel J. Sullivan, CFO - was issued 200,000 shares of common stock as compensation in 2005 for his services as CFO. He received no monetary compensation. His expected initial level of normal cash compensation for services per year will be determined by a comparable salary based on industry standards.

     Peter K. Sidorenko, U. S. COO - was paid no compensation in 2005 for his services as COO. He has forfeited all compensation, and the Company does not own him any compensation for his services in 2005. His expected initial level of normal cash compensation for services per year will be determined by a comparable salary based on industry standards.

     The rest of the employees of the Company were paid no compensation in cash and only marginal stock compensation, in 2005 for their services. The expected initial level of normal cash compensation for services per year will be determined by a comparable salary based on industry standards.

STOCK  OPTION  GRANTS

     As of the date hereof, the Company has not made any stock option grants to any of its officers, directors or employees.

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS.

     At inception Stem Cell Florida accepted the business contacts, contracts and services of the Founders. After the reverse acquisition, the Company accepted the business contacts, contracts and services of Stem Cell Florida. The Board of Directors of Stem Cell Florida was composed at the time of its founding of Global Capital Corp., which purchased shares of Stem Cell Florida at par value. Global Capital Corp., whose sole director was and remains Calvin Cao, was not compensated for its services as director, and was subsequently replaced as sole director by Mr. Cao and Mr. Sidorenko. Pursuant to the terms of the reverse acquisition, Global Capital Corp.'s shares of Stem Cell Florida were exchanged for shares of the Company (then named Altadyne, Inc.).

     The Company has received funding from Calvin Cao in the total amount of $48,378 at December 31, 2005 to assist with its financial obligations. These advances are non-interest bearing, unsecured and due on demand.

     The Company has also received funding totaling $224,582 at December 31, 2005 from Global Capital Corp. for funding of the Company's operations. The note  is  non-interest  bearing  and  unsecured.

     The above terms and amounts are not necessarily indicative of the terms and amounts that would have been received had comparable transactions been entered into with independent party.

ITEM 8. DESCRIPTION OF SECURITIES.

     The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of the Articles of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

OVERVIEW

     The Company's Articles of Incorporation authorize the issuance of 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. There are presently 33,563,234 shares of common stock issued and outstanding as of March 31, 2006 and 500,000 shares of Series A preferred stockThere are no issued and outstanding shares that could be sold pursuant to Rule 144. Currently there are no outstanding warrants or options to purchase stock. The Company is not registering for sale any currently outstanding share under this registration statement, for sale either by the Company or its shareholders.

COMMON  STOCK

     Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore.

     In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities.

     Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED  STOCK

     There are currently 500,000 shares of Series A preferred stock outstanding and no other shares of preferred stock. Our Board of Directors is authorized, without further action by the shareholders, to issue series of preferred stock from time to time, and to designate the rights, preferences, limitations and restrictions of and upon shares of each series including dividend, voting, redemption and conversion rights. The Board of Directors also may designate par value, preferences in liquidation, and the number of shares constituting any series. We believe that the availability of preferred stock issuable in series will provide increased flexibility for structuring possible future financings and acquisitions, if any, and in meeting other corporate needs. The rights and privileges of holders of preferred stock could adversely affect the voting power of holders of common stock, and the authority of our Board of Directors to issue preferred stock without further shareholder approval could have the effect of delaying, deferring, or preventing a change in control of the Company The board of directors has the authority to designate classes or series of preferred stock in the future with rights that may adversely affect the rights of the holders of our common stock or its market price.

SERIES  A  PREFERRED  STOCK

     There are currently 500,000 shares of Series A preferred stock outstanding to one holder. The shares of Series A preferred stock have the same voting and dividend rights as common shares and are convertible on a one for one basis upon a minimum of 61 days notice to the CompanyThe Series A preferred stock may not be converted into common stock if such conversion would result in the holder holding more than 5% of the issued and outstanding common stock of the Company.

DIVIDEND  POLICY

     We do not intend to pay additional dividends on our common stock. We plan to retain any earnings for use in the operation of our business and to find future growth.

     The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Under Nevada law a company is prohibited from paying dividends if the Company, as a result of paying such dividends, would not be able to pay its debts as they come due, or if the Company's total liabilities and preferences to preferred shareholders if any exceed total assets. Any payment of cash dividends of the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.

REPORTS  TO  STOCKHOLDERS

     The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934. The Company plans to furnish its stockholders with an annual report for each fiscal year ending March 31 containing financial statements audited by its independent certified public accountants.

TRANSFER  AGENT

     The transfer agent and registrar for our Common Stock is Standard Transfer & Trust Company, 2980 South Rainbow Blvd., Suite 220H, Las Vegas, NV 89146.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

MARKET  INFORMATION:

     Stem Cell Therapy International, Inc. common stock is quoted in United States markets in the Pink Sheets under the symbol "SCII". Stem Cell Therapy International, Inc. intends to apply to have its capital shares quoted on the Over the Counter Bulletin Board ("OTCBB") or listed on the American Stock Exchange ("AMEX"). We have not, at this time, made application to the OTCBB or AMEX. We will make such application only upon completion of this 10-SB Registration Statement and our consequent status as a reporting company under SEC rules. We will also have to meet the other qualification requirements from OTCBB and/or AMEX. However, Stem Cell Therapy International, Inc. cannot make any assurance that trading on OTCBB or AMEX will be approved.

     As the Pink Sheets are not appropriately deemed as a public trading market, there is no public trading market for our common stock. Currently there are 500,000 issued and outstanding shares of Series A Preferred stock, which are convertible to shares of common stock on a one for one basis after a certain time period. There are no issued and outstanding shares that could be sold pursuant to Rule 144. Currently there are no outstanding warrants or options to purchase stock. The Company is not registering for sale any currently outstanding share under this registration statement, for sale either by the Company or its shareholders.

PENNY  STOCK  REGULATIONS:

     Our common stock is quoted on the Pink Sheets, maintained by Pink Sheets LLC, a privately owned company headquartered in New York City, under the symbol "SCII". On April 10, 2006 the last reported sale price of our common stock was $0.74 per share. The Company's common stock is subject to provisions of
Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), commonly referred to as the "penny stock rule." Section 15(g) sets forth certain requirements for transactions in penny stocks, and Rule 15g-9(d) incorporates the definition of "penny stock" that is found in Rule 3a51-1 of the Exchange Act. The SEC generally defines "penny stock" to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. As long as the Company's common stock is deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors.

     The following table shows the high and low per share price quotations of Stem Cell Therapy International, Inc. common stock as reported in the Pink Sheets for the periods presented. These quotations reflect inter dealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions. We completed our acquisition of Stem Cell Therapy Corp.("Stem Cell Florida") in the third calendar quarter of 2005. Our stock has been thinly traded.

                              HIGH          LOW

(Calendar  Quarters)
2006

          Third Quarter       $0.40          $0.23

          Second  Quarter     $0.75          $0.40
          First  Quarter      $1.00          $0.47

2005
          Fourth  Quarter     $1.75          $0.45
          Third  Quarter      $2.70          $0.51
          Second  Quarter     $0.22          $0.001
          First  Quarter      $0.005          $0.001


HOLDERS:


     As of September 30, 2006 there were approximately 165 holders of record of Stem Cell Therapy International, Inc. common stock. Many of these shares are held in street name, and consequently we have numerous additional beneficial owners.


ITEM 2. LEGAL PROCEEDINGS.

     Stem Cell Therapy International, Inc. is not a party to any material legal proceedings and to the company's knowledge no such proceedings are threatened or contemplated by any party.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.


     Effective July 19, 2006, the Company terminated its prior accounting firm Pender Newkirk and Company LLP, as its accounting firm and engaged .Aidman, Piser & Company, Certified Public Accountants, Tampa, FL, as its new auditors Pender Newkirk's reports on the Company's financial statements for the past two years have been qualified as to whether the Company would continue as a going concern.

     During the two most recent fiscal years and through July 31, 2006, there have been no disagreements between the Company and Pender Newkirk on any matter of accounting principles or practices, financial statement disclosure or auditing scope of procedure, which disagreements, if not resolved to the satisfaction of Pender Newkirk, would have caused them to make reference to the subject matter thereof in their report on the Registrant's financial statements for such periods.

     During the two most recent fiscal years and through July 31, 2006, there have been no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K.

     The Company has recently engaged Aidman, Piser & Company, Certified Public Accountants, Tampa, FL, as its new independent accountants and who will audit the financial statements for the Company's Annual Report on Form 10-KSB for the year ended March 31, 2007.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

* All of the below offerings and sales were deemed to be exempt under rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of persons, all of whom were accredited investors, business associates of the Company or executive officers of the Company, and transfer was restricted by the Company in accordance with the requirements of the Securities Act of 1933. In addition to representations by the above-referenced persons, we have made independent determinations that all of the above-referenced persons were accredited or sophisticated investors, and that they were capable of analyzing the merits and risks of their investment, and that they understood the speculative nature of their investment. Furthermore, all of the above-referenced persons were provided with access to our Securities and Exchange Commission filings.


     On January 12, 2005, the Company awarded Daniel Sullivan, Chief Financial Officer, 200,000 shares of common stock valued at par value ($200) for past services. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.


     On March 20, 2005, R Capital acquired the Company. Pursuant to agreement, in June 2005, the Company (then named Altadyne, Inc., a shell company) issued 22,500,000 shares of common stock to R Capital, in exchange for $125,000. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.


     On September 1, 2005, Stem Cell Florida Acquired the Company (then Altadyne, Inc.) from R Capital by way of a reverse acquisition. R Capital, Stem Cell Florida, and the Company (then Altadyne, Inc.) entered into a Reorganization and Stock Purchase Agreement. At that point, the Company had no assets, liabilities or ongoing operations. Pursuant to the agreement, Altadyne acquired 100% of the issued and outstanding shares of common stock of Stem Cell Florida in a non-cash transaction and Stem Cell Florida became a wholly-owned subsidiary of Altadyne. As consideration for 100% of the shares of Stem Cell Florida, the shareholders of Stem Cell Florida acquired (1) shares newly issued by the Company (then Altadyne, Inc.), and (2) certain shares transferred by R Capital. Of the 22,500,000 shares originally held by R Capital, R Capital retained 4,349,196 shares and transferred in a transaction exempt under Section 4(1) of the Securities Act a total of 4,000,000 shares to finders unaffiliated with R Capital. R Capital transferred the remaining 14,150,804 shares held by it to the shareholders of Stem Cell Florida and others as set forth below. This transfer by R Capital Partners also was made in accordance with Section 4(1) of the Securiteis Act, made to a very limited number of parties and did not involve any public offering. In addition, the Company issued 10,409,864 new shares to the shareholders of Stem Cell Florida and others as set forth below. The recipients of these shares are as follows:

- 13,530,668 shares to the Shareholders of Stem Cell Florida as consideration for 100% of the outstanding shares of Stem Cell Florida (all of the shares transferred by R Capital were transferred to these shareholders);

- 3,000,000 newly issued shares to parties related to the President of Stem Cell Florida in exchange for a $3,000 reduction of the debt owed by the Company to the President;
-     8,030,000 newly issued shares for services, consisting of:

o 5,000,000 shares to ICT as consideration for the licenses obtained pursuant to the License Agreement between the Company and ICT, as described above, page 19;
o 3,030,000 shares as consideration for consulting services valued at par value to: USA Consulting Group (1,000,000); European Consulting Group (1,000,000); Global Management Enterprises (1,000,000); and 3 independent consultants unaffiliated with the Company (30,000).

Subsequent to the merger, Altadyne changed its name to Stem Cell Therapy International, Inc. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.


     On September 15, 2005, the Company issued 379,000 shares to Westminster Securities Corporation, pursuant to an Agreement to perform services relating to the reverse merger, and as payment in lieu of monetary payment for the services performed pursuant to the Agreement and valued at par value. The Company valued the per share price used in this transaction at par value per the Company's agreement with Westminster. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.


     On September 15, 2005, the Company issued 500,000 shares of Series A Preferred Stock to RHL Management Corp., an accredited investor, in consideration for $25,000. The Series A Preferred Stock is convertible into common stock on a one for one basis after a certain waiting period. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On January 1, 2006, the Company issued a total of 20,000 shares to two consultants unaffiliated with the company, for consulting services valued at $17,800. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On January 20, 2006, the Company issued 20,000 shares to a consultant unaffiliated with the Company, for consulting services valued at $20,000. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On February 16, 2006, the Company issued 24,000 shares to Westminster Securities, and 96,000 shares to two employees of Westminster Securities, 48,000 each, pursuant to the terms of the termination of the agreement between Stem Cell Florida and Westminster. This issuance eliminated all obligations of the Company and Stem Cell Florida with respect to the Agreement between Stem Cell
Florida and Westminster. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On February 2, 2006, the Company issued a total of 70,000 shares to six consultants who assisted the Company on the medical advisory board or who performed other medical services on behalf of the Company. Although issued on February 2, 2006, we valued these shares at market price as quoted on the pink sheets as of the date the services were performed, pursuant to EITF Issue No.
96-18,  as  follows:


CONSULTANT               DATE SERVICES WERE PROVIDED  NUMBER OF SHARES  MARKET PRICE
- -----------------------  ---------------------------  ----------------  -------------
Alexey Bersenev                             10/04/05            10,000  $        1.75
Weiwen Deng                                 10/10/05            10,000  $        1.45
Salvador Vargas MD                          10/24/05            10,000  $        1.05
Jorge Quintero MD                           10/24/05            10,000  $        1.05
Dr. Igor Katkov PhD                         12/02/05            20,000  $        0.97
Dr. Nikita Tregubov, MD                     12/02/05            10,000  $        0.97

The total value of the services rendered, and the total market price of these shares on dates they were earned, was $85,100. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.


     The Company has engaged a public relations firm to perform services in exchange for $12,000 worth of the Company's common shares, at market price as quoted on the pink sheets (average of the previous 20 days), per month. Accordingly, the Company has issued the following shares:


MONTH            AVERAGE MARKET PRICE   NUMBER OF SHARES
- ---------------  ---------------------  ----------------
September, 2005  $                1.88             6,400
October, 2005    $                1.01            11,882
November, 2005   $                0.86            13,953
December, 2005   $                1.00            12,000
January, 2006    $                0.85            14,118
February, 2006   $                0.85            14,118
March, 2006      $                0.40            30,361

Pursuant to this arrangement, on February 2, 2006 the Company issued a total of 44,234 to the public relations firm engaged by the Company for the services performed from September through December, 2005. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Nevada General Corporation Law provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of our company may and, in certain cases, must be indemnified by our company against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorneys' fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of our company and in any criminal proceeding in which such person had reasonable cause to believe his conduct was lawful. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to our company, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnification for expenses.

     At present, there is no pending litigation or proceeding involving any director or officer as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification by any director or officer.

PART F/S  FINANCIAL STATEMENTS

SET FORTH BELOW

PART III

ITEM 1.  EXHIBITS

     The following exhibits are filed as part of this registration statement:

3.1 Articles of Incorporation of Stem Cell Therapy International, Inc., as amended

3.2    Articles  of  Incorporation  of  Stem  Cell  Therapy  Corp.*

3.3    Certificate  of  Designation  of  Series  A  Preferred  Stock*

3.4    By-laws of  Stem  Cell  Therapy  International,  Inc.*

10.1 Business Consulting and Services Agreement dated as of December 16, 2004 between Stem Cell Therapy International Corp. and PMS SA.*

10.2 Consulting Agreement dated as of January 4, 2005 between Stem Cell Therapy International Corp. and RES Holdings Corp.*

10.3 Investor and Media Relations Contract dated as of February 10, 2005 between Stem Cell Therapy International Corp. and Stern & Co.*

10.4 Executive Suite Lease Agreement dated as of February 15, 2005 between Stem Cell Therapy International Corp. and Wilder Corporation.*

10.5 Engagement Letter dated as of May 3, 2005 between the Company and Westminster Securities Corporation.*

10.6 Reorganization and Stock Purchase Agreement dated as of September 1, 2005 between the Company (then Altadyne, Inc.), Stem Cell Therapy International Corp. and R Capital Partners, Inc.*

10.7 Licensing Agreement dated as of September 1, 2005 between the Company and Institute of Cell Therapy.*

10.8 Consulting Agreement dated as of September 1, 2005 between the Company and European Consulting Group, LLC.*

10.9 Consulting Agreement dated as of September 1, 2005 between the Company and Global Management Enterprises, LLC.*

10.10 Consulting Agreement dated as of September 1, 2005 between the Company and USA Consulting Group, LLC.*

10.11 Professional Services Agreement dated as of September 7, 2005 between the Company and Bridgehead Group Limited , Inc.*

10.12 Public Relations Agreement dated as of September 19, 2005 between the Company and Stern & Co.*

10.13 Advisory Physician Agreement dated as of October 4, 2005 between the Company and Alexey Bersenev.*

10.14 Medical and Scientific Advisory Board Member Agreement dated as of October 10, 2005, between the Company and Dr. Weiwen Deng.*

10.15  Medical and  Scientific  Advisory  Board  Member  Agreement  dated  as of
       October  24,  2005,  between  the  Company  and  Dr.  Jorge  Quintero.*

10.16 Medical and Scientific Advisory Board Member Agreement dated as of October 24, 2005, between the Company and Dr. Salvador Vargas.*

10.17 Medical and Scientific Advisory Board Member Agreement dated as of December 2, 2005 between the Company and Dr. Igor Katkov.*

10.18 Medical and Scientific Advisory Board Member Agreement dated as of December 2, 2005, between the Company and Dr. Nikita Tregubov.*

10.19 Business Advisory Board Agreement dated as of December 5, 2005 between the Company and Fred J. Villella.*

10.20 Business Development Advisory Agreement dated as of January 1, 2006 between the Company and Alexander Kulik.*

10.21 Termination and Modification of Engagement Letter dated January 4, 2006 between the Company and Westminster Securities Corporation.*

10.22 Business Consulting and Services Agreement dated January 20, 2006 between the Company and Julio C. Ferreira dba Sphaera Inte-Par.*

10.23 Business Development Advisory Agreement dated as of February 7, 2006 between the Company and Gus Yepes.*

10.24 Medical and Scientific Advisory Board Member Agreement dated as of April 5, 2006 between the Company and Dr. Nicholas Kipshidze, M.D.*

10.25 Treating Physician Agreement dated as of October 24, 2005 between the Company and Dr. Salvador Vargas.

10.26 Treating Physician Agreement dated as of October 24, 2005 between the Company and Dr. Jorge Quintero.

21.    List of Subsidiaries

* Previously filed with the Company's initial filing of this Registration Statement on Form 10-SB, file number 000-51931, filed on April 25, 2006, and incorporated by this reference as an exhibit to this Registration Statement.

PURSUANT TO THE REQUIREMENTS OF SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES STATED.

SIGNATURE            TITLE                      DATE


                     President, Chief
                     Executive Officer and
                     Director (principal
/s/ Calvin Cao       executive officer)           November 10, 2006
- -------------------                             -----------------
Calvin Cao

                     Chief Financial Officer
                     and Director (principal
                     financial and accounting
/s/ Daniel Sullivan  officer)                     November 10, 2006
- -------------------                             -----------------
Daniel Sullivan



                     Chief Operating Officer
/s/ Peter Sidorenko  and Director                 November 10, 2006
- -------------------                             -----------------
Peter Sidorenko

FINANCIAL  STATEMENTS


                      STEM CELL THERAPY INTERNATIONAL, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)


                          As of March 31, 2006 and for
                        the year ended March 31, 2006 and
              For the Periods December 2, 2004 (Date of Inception)
                         through March 31, 2005 and 2006

                      Stem Cell Therapy International, Inc.
                         (A Development Stage Enterprise)

                              Financial Statements

                          As of March 31, 2006 and for
                        the year ended March 31, 2006 and
              For the Periods December 2, 2004 (Date of Inception)
                         through March 31, 2005 and 2006






Contents


Report  of  Independent  Registered  Public  Accounting  Firm                F-1

Financial  Statements:

     Balance  Sheet                                                          F-2
     Statements  of  Operations                                              F-3
     Statements  of  Changes  in  Stockholders'  Equity             F-4  to  F-7
     Statements  of  Cash  Flows                                             F-8
     Notes  to  Financial  Statements                              F-9  to  F-20

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Board  of  Directors
Stem  Cell  Therapy  International,  Inc.
Tampa,  Florida

We have audited the accompanying balance sheet of Stem Cell Therapy International, Inc. (a development stage enterprise) as of March 31, 2006 and the related statements of operations, changes in stockholders' deficit, and cash flows for the year then ended and the period December 2, 2004 (Date of Inception) through March 31, 2005 and 2006. These financial statements are the responsibility of the management of Stem Cell Therapy International, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we expressed no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Company. as of March 31, 2006 and the results of its operations and its cash flows for the year then ended and the period from December 2, 2004 (Date of Inception) through March 31, 2005 and 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has an accumulated deficit of $532,402 from inception to March 31, 2006, cash used by operations of $162,258 and negative working capital of $301,046. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Pender  Newkirk  &  Company,  LLP
Certified  Public  Accountants
Tampa,  Florida
May  18,  2006

                      Stem Cell Therapy International, Inc.
                         (A Development Stage Enterprise)

                                  Balance Sheet

                                 March 31, 2006


ASSETS
Current  assets:
     Cash                                                           $     32,642
     Prepaid  expenses                                                    78,031
                                                                          ------
Total  current  assets                                                   110,673

Certificate  of  deposit,  restricted                                    120,000
Deposits                                                                   1,589
Prepaid  expenses,  long-term                                              5,625
                                                                           -----
                                                                         127,214
                                                                         -------


               Total  Assets                                           $ 237,887
                                                                       =========



LIABILITIES  AND  STOCKHOLDERS'  DEFICIT
Current  liabilities:
     Accounts  Payable                                              $     28,370
     Accrued  expenses                                                    75,000
     Accrued  payroll                                                     35,000
     Advances  from  shareholder                                          48,377
     Due  to  related  party                                             224,972
                                                                         -------
Total  current  liabilities                                              411,719
                                                                         -------

Stockholders'  deficit:
     Preferred  stock;  $.001  par  value;  10,000,000
          shares  authorized  and  500,000  outstanding                      500
     Common  stock;  $.001  par  value;  100,000,000
          shares authorized and 33,672,510 outstanding                    33,672
     Additional  paid-in  capital                                        324,398
     Deficit  accumulated  during development stage                    (532,402)
                                                                       ---------
Total  stockholders'  deficit                                          (173,832)
                                                                       ---------


        Total  liabilities  &  stockholders'  deficit                  $ 237,887
                                                                       =========



    The accompanying notes are an integral part of the financial statements.

                      Stem Cell Therapy International, Inc.
                         (A Development Stage Enterprise)

STATEMENTS OF OPERATIONS



                                                         Period from                 Period From December 2,
                                       Year Ended        December 2, 2004 through    2004 (Date of Inception)
                                       March 31, 2006    Through March 31, 2005      Through March 31, 2006
                                       ----------------  --------------------------  -------------------------

Sales                                  $        80,934                               $                 80,934

Cost of goods sold                              52,100                                                 52,100
                                       ----------------  --------------------------  -------------------------

Gross profit                                    28,834                                                 28,834

Operating expenses:
  Selling, general and administrative          537,072   $                  26,280                    563,352
                                       ----------------  --------------------------  -------------------------
                                               537,072                      26,280                    563,352
                                       ----------------  --------------------------  -------------------------

Loss from operations                          (508,238)                    (26,280)                  (534,518)

Other (expense) income:
  Interest (expense) income, net                 2,077                          39                      2,116
                                       ----------------  --------------------------  -------------------------

Net loss before taxes                         (506,161)                    (26,241)                  (532,402)

Income tax expense

Net loss                                      (506,161)                    (26,241)                  (532,402)

Less:  Discount on preferred stock             (10,000)                                               (10,000)
                                       ----------------  --------------------------  -------------------------

Loss available to common shareholders  $      (516,161)  $                 (26,241)  $               (542,402)
                                       ================  ==========================  =========================

Net loss per share                     $          (.02)  $                    (.00)  $                   (.02)
                                       ================  ==========================  =========================

Weighted average number
  of common shares                          26,339,010                  18,645,378                 24,443,477
                                       ================  ==========================  =========================



The  accompanying  notes  are  an  integral  part  of  the financial statements.

                      Stem Cell Therapy International, Inc.
                         (A Development Stage Enterprise)

                 Statements of Changes in Stockholders' Deficit

FOR  THE PERIOD FROM DECEMBER 2, 2004 (DATE OF INCEPTION) THROUGH MARCH 31, 2006





                                                                                              DEFICIT
                                             COMMON STOCK      PREFERRED STOCK                ACCUMULATED
                                         -------------------  ------------------ ADDITIONAL   DURING
                                                                                 PAID-IN      DEVELOPMENT
                                        SHARES      AMOUNT   SHARES     AMOUNT   CAPITAL      STAGE          TOTAL
- --------------------------------------  ----------  -------  ---------  -------   -----------  -------------  ---------

Issuance of common stock for
cash, December 2004*                    11,600,000  $11,600          -  $     -  $         -  $          -   $ 11,600
- --------------------------------------  ----------  -------  ---------  -------   -----------  -------------  ---------
Options exercised, December 2004*          500,000      500          -        -            -             -        500
- --------------------------------------  ----------  -------  ---------  -------   -----------  -------------  ---------
Issuance of common stock and value of
options for acquisition deposit,
December 2004*                           5,000,000    5,000          -        -        2,749             -      7,749
- --------------------------------------  ----------  -------  ---------  -------   -----------  -------------  ---------
Value of options issued for services             -        -          -        -          906             -        906
- --------------------------------------  ----------  -------  ---------  -------   -----------  -------------  ---------
Issuance of common stock for services,
January 2005*                            2,170,000    2,170          -        -            -             -      2,170
- --------------------------------------  ----------  -------  ---------  -------   -----------  -------------  ---------
Issuance of common stock for cash,
January 2005*                              200,000      200          -        -            -             -        200
- --------------------------------------  ----------  -------  ---------  -------   -----------  -------------  ---------
Issuance of common stock for cash,
February 2005*                           1,100,000    1,100          -        -            -             -      1,100
- --------------------------------------  ----------  -------  ---------  -------   -----------  -------------  ---------
Issuance of common stock for cash,
March 2005*                                650,000      650          -        -            -             -        650
- --------------------------------------  ----------  -------  ---------  -------   -----------  -------------  ---------
Net loss for the period                          -        -          -        -            -       (26,241)   (26,241)


The  accompanying  notes  are  an  integral  part  of  the financial statements.

                      Stem Cell Therapy International, Inc.
                         (A Development Stage Enterprise)

                 Statements of Changes in Stockholders' Deficit

FOR  THE PERIOD FROM DECEMBER 2, 2004 (DATE OF INCEPTION) THROUGH MARCH 31, 2006



                                                                                                    DEFICIT
                                                COMMON STOCK       PREFERRED STOCK                  ACCUMULATED
                                            --------------------  ------------------  ADDITIONAL    DURING
                                                                                      PAID-IN       DEVELOPMENT
                                           SHARES       AMOUNT    SHARES     AMOUNT   CAPITAL       STAGE          TOTAL
- -----------------------------------------  -----------  --------  ---------  -------  ------------  -------------  ---------
Balance, March 31, 2005                    21,220,000   $21,220           -  $     -  $     3,655   $    (26,241)  $ (1,366)
- -----------------------------------------  -----------  --------  ---------  -------  ------------  -------------  ---------

Cancellation of common stock
issued and options awarded for
services May 2005*                         (5,600,000)   (5,600)          -        -       (2,749)             -     (8,349)
- -----------------------------------------  -----------  --------  ---------  -------  ------------  -------------  ---------
Issuance of common stock for services,
September 2005*                               379,000       379           -        -            -              -        379
- -----------------------------------------  -----------  --------  ---------  -------  ------------  -------------  ---------
Reverse acquisition, September 2005         6,310,678     6,311           -        -         (906)             -      5,405
- -----------------------------------------  -----------  --------  ---------  -------  ------------  -------------  ---------
Issuance of common stock for a reduction
in shareholder advances, September 2005*    3,000,000     3,000           -        -            -              -      3,000
- -----------------------------------------  -----------  --------  ---------  -------  ------------  -------------  ---------
Issuance of common stock for services,
September 2005*                             8,030,000     8,030           -        -            -              -      8,030
- -----------------------------------------  -----------  --------  ---------  -------  ------------  -------------  ---------
Issuance of preferred stock for cash,
September 2005*                                     -         -     500,000      500       34,500              -     35,000
- -----------------------------------------  -----------  --------  ---------  -------  ------------  -------------  ---------
Dividend on preferred stock                                                               (10,000)                  (10,000)
- -----------------------------------------  -----------  --------  ---------  -------  ------------  -------------  ---------
Issuance of common stock for services,
September 2005, ($1.88 per share)               6,400         6           -        -       11,994              -     12,000
- -----------------------------------------  -----------  --------  ---------  -------  ------------  -------------  ---------
Issuance of common stock for services,
October 2005, ($1.01 per share)                11,882        12           -        -       11,988              -     12,000
- -----------------------------------------  -----------  --------  ---------  -------  ------------  -------------  ---------

The  accompanying  notes  are  an  integral  part  of  the financial statements.

                      Stem Cell Therapy International, Inc.
                         (A Development Stage Enterprise)

                 Statements of Changes in Stockholders' Deficit

For  the period from December 2, 2004 (Date of Inception) through March 31, 2006



                                                           PREFERRED                 DEFICIT
                                          COMMON STOCK       STOCK                   ACCUMULATED
                                         --------------  --------------  ADDITIONAL  DURING
                                                                         PAID-IN     DEVELOPMENT
                                         SHARES  AMOUNT  SHARES  AMOUNT  CAPITAL     STAGE        TOTAL
- ---------------------------------------  ------  ------  ------  ------  ----------  -----------  ------
Issuance of common stock for services,
October 2005, ($1.05 per share)          20,000      20       -       -      20,980            -  21,000
- ---------------------------------------  ------  ------  ------  ------  ----------  -----------  ------
Issuance of common stock for services,
October 2005, ($1.75 per share)          10,000      10       -       -      17,490            -  17,500
- ---------------------------------------  ------  ------  ------  ------  ----------  -----------  ------
Issuance of common stock for services,
October 2005, ($1.45 per share)          10,000      10       -       -      14,490            -  14,500
- ---------------------------------------  ------  ------  ------  ------  ----------  -----------  ------
Issuance of common stock for services,
November 2005, ($.86 per share)          13,953      14       -       -      11,986            -  12,000
- ---------------------------------------  ------  ------  ------  ------  ----------  -----------  ------
Issuance of common stock for services,
December 2005, ($.97 per share)          30,000      30       -       -      29,070            -  29,100
- ---------------------------------------  ------  ------  ------  ------  ----------  -----------  ------
Issuance of common stock for services,
December 2005, ($1.00 per share)         12,000      12       -       -      11,988            -  12,000
- ---------------------------------------  ------  ------  ------  ------  ----------  -----------  ------
Issuance of common stock for services,
January 1, 2006, ($.89 per share)        10,000      10       -       -       7,555            -   7,565
- ---------------------------------------  ------  ------  ------  ------  ----------  -----------  ------
Issuance of common stock for services,
January 1, 2006, ($.89 per share)        10,000      10       -       -       7,555            -   7,565
- ---------------------------------------  ------  ------  ------  ------  ----------  -----------  ------
Issuance of common stock for services,
January 15, 2006, ($.85 per share)       14,118      14       -       -      11,986            -  12,000
- ---------------------------------------  ------  ------  ------  ------  ----------  -----------  ------
Issuance of common stock for services,
January 20, 2006, ($1.00 per share)      20,000      20       -       -      16,980            -  17,000
- ---------------------------------------  ------  ------  ------  ------  ----------  -----------  ------


The  accompanying  notes  are  an  integral  part  of  the financial statements.

                      Stem Cell Therapy International, Inc.
                         (A Development Stage Enterprise)

                 Statements of Changes in Stockholders' Deficit

FOR  THE PERIOD FROM DECEMBER 2, 2004 (DATE OF INCEPTION) THROUGH MARCH 31, 2006



                                                                                                   DEFICIT
                                                COMMON STOCK       PREFERRED STOCK                 ACCUMULATED
                                             -------------------  ------------------  ADDITIONAL   DURING
                                                                                      PAID-IN      DEVELOPMENT
                                             SHARES      AMOUNT   SHARES     AMOUNT   CAPITAL      STAGE          TOTAL
- -------------------------------------------  ----------  -------  ---------  -------  -----------  -------------  ----------
Issuance of common stock for services,
February 15, 2006, ($.85 per share)              14,118       14          -        -       11,986             -      12,000
- -------------------------------------------  ----------  -------  ---------  -------  -----------  -------------  ----------
Issuance of common stock for services,
February 16, 2006, ($1.00 per share)             24,000       24          -        -       20,376             -      20,400
- -------------------------------------------  ----------  -------  ---------  -------  -----------  -------------  ----------
Issuance of common stock for services,
February 16, 2006, ($1.00 per share)             48,000       48          -        -       40,752             -      40,800
- -------------------------------------------  ----------  -------  ---------  -------  -----------  -------------  ----------
Issuance of common stock for services,
February 16, 2006, ($1.00 per share)             48,000       48          -        -       40,752             -      40,800
- -------------------------------------------  ----------  -------  ---------  -------  -----------  -------------  ----------
Issuance of common stock for services,
March 15, 2006, ($.40 per share)                 30,361       30          -        -       11,970             -      12,000
- -------------------------------------------  ----------  -------  ---------  -------  -----------  -------------  ----------
Net loss for the year ended March 31, 2006                                                             (506,161)   (506,161)
===========================================  ==========  =======  =========  =======  ===========  =============  ==========

Balance, March 31, 2006                      33,672,510  $33,672    500,000  $   500  $   324,398  $   (532,402)  $(173,832)
===========================================  ==========  =======  =========  =======  ===========  =============  ==========



The  accompanying  notes  are  an  integral  part  of  the financial statements.

                      Stem Cell Therapy International, Inc.
                        (A Development Stage Enterprise)

                            Statements of Cash Flows



                                             Year         Period from         December 2, 2004
                                             Ended        December 2, 2004    (Date of Inception)
                                             March 31,    Through             Through
                                                   2006   March 31, 2005      March 31,2006
                                             -----------  ------------------  --------------------

OPERATING ACTIVITIES
  Net loss                                   $ (506,161)            (26,241)  $          (532,402)
  Adjustments to reconcile net loss to net
    cash used by operating activities:
      Stock issued for services                 308,539               2,170               310,709
      Recapitalization                            5,405               5,405
      Value of options for services                                     906                   906
      (Increase) decrease in:
        Prepaid expenses                        (75,107)             (8,549)              (83,656)
        Deposits                                  3,410              (5,000)               (1,590)
      Increase in:
        Accounts payable                         22,863               5,507                28,370
        Accrued payroll                          35,000                                    35,000
        Accrued liabilities                      75,000                                    75,000
                                             -----------  ------------------  --------------------
  Net cash used by operating activities        (131,051)            (31,207)             (162,258)
                                             -----------  ------------------  --------------------

INVESTING ACTIVITIES
  Investment in certificate of deposit         (120,000)                                 (120,000)
                                             -----------  ------------------  --------------------
  Net cash used by investing activities        (120,000)                                 (120,000)
                                             -----------  ------------------  --------------------

FINANCING ACTIVITIES
  Proceeds from advances from shareholder        27,685              24,467                52,152
  Payments to shareholder                          (774)                                     (774)
  Advances from related party                   224,972                                   224,972
  Proceeds from sale of stock                    24,500              14,050                38,550
                                             -----------  ------------------  --------------------
  Net cash provided by financing activities     276,383              38,517               314,900
                                             -----------  ------------------  --------------------

NET INCREASE IN CASH                             25,332               7,310                32,642

CASH AT BEGINNING OF PERIOD                       7,310                   0                     0
                                             -----------  ------------------  --------------------

CASH AT OF END OF PERIOD                     $   32,642   $           7,310   $            32,642
                                             ===========  ==================  ====================

SUPPLEMENTAL DISCLOSURE OF CASH
FLOW INFORMATION AND NON-CASH
FINANCING ACTIVITIES:

  Cash paid for interest                     $       79                       $                79
                                             ===========  ==================  ====================
  Common stock issued for a reduction
    in advance from shareholder              $    3,000                       $             3,000
                                             ===========  ==================  ====================
  Common stock issued (returned) for
    acquisition deposit                      $   (7,749)  $           7,749
                                             ===========  ==================  ====================




The  accompanying  notes  are  an  integral  part  of  the financial statements.

                      Stem Cell Therapy International, Inc.
                         (A Development Stage Enterprise)

                          Notes to Financial Statements

                   For the Years Ended March 31, 2006 and the
                periods from December 2, 2004 (Date of Inception)
                         through March 31, 2005 and 2006




1.     BACKGROUND  INFORMATION

Stem Cell Therapy International, Inc. (the "Company"), was originally incorporated in the state of Nevada on December 28, 1992 as Arklow Associates, Inc. The Company's operating business. The Company's operating business is Stem Cell Therapy International Corp. ("Stem Cell Florida") a wholly owned subsidiary which is a development stage enterprise and was incorporate in the state of Nevada on December 2, 2004. To date, the Company's activities have been limited to raising capital, organizational matters, and the structuring of its business plan. The corporate headquarters is located in Tampa, Florida.

The Company is engaged in the licensing of stem cell technology, the sales of stem cell products, and information, education, and referral services relating to potential stem cell therapy patients. The Company provides allo stem cell biological solutions that are currently being used in the treatment of patients suffering from degenerative disorders of the human body such as Alzheimer's, Parkinson's Disease, ALS, leukemia, muscular dystrophy, multiple sclerosis, arthritis, spinal cord injuries, brain injury, stroke, heart disease, liver and retinal disease, diabetes as well as certain types of cancer. The Company has established agreements with highly specialized, professional medical treatment facilities around the world in locations where stem cell transplantation therapy is approved by the appropriate local government agencies. The Company intends to provide these biological solutions containing stem cell products in the United States to universities, institutes and privately funded laboratory facilities for research purposes and clinical trials. Its products, which are available now, include various allo stem cell biological solutions (containing human stem cells), low-molecular proteins and human growth factor hormones. The Company intends to deliver stem cell transplants worldwide, educate and consult with physicians and patients in the clinical aspects of stem cell transplantation.

Effective September 1, 2005, Stem Cell Florida entered into a Reorganization and Stock Purchase Agreement (the Agreement) with the Company, which was then named Altadyne, Inc., a company quoted on the Pink Sheets and which has no ongoing operations. Under the terms of the agreement, the Company (then Altadyne, Inc.) acquired Stem Cell Florida and changed its name to Stem Cell Therapy International, Inc.

Effective September 1, 2005, Stem Cell Therapy International, Inc. revised its Articles of Incorporation to reflect the establishment of 500,000 shares of Series A Participating Preferred Stock with $.001 par value.

                      Stem Cell Therapy International, Inc.
                         (A Development Stage Enterprise)

                          Notes to Financial Statements

                    For the Year Ended March 31, 2006 and the
                periods from December 2, 2004 (Date of Inception)
                         through March 31, 2005 and 2006
                                   (Unaudited)




2.     GOING  CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. For the year ended March 31, 2006 and the period since December 2, 2004 (date of inception) through March 31, 2005 and 2006, the Company has had a net loss of $506,161, 26,241 and $532,402, respectively and cash used by operations of $131,051, $31,207 and $162,258, respectively, and negative working capital of $301,046 at March 31, 2006. As of March 31, 2006, the Company has not emerged from the development stage. In view of these matters, recoverability of recorded asset amounts shown in the accompanying financial statements is dependent upon the Company's ability to begin operations and to achieve a level of profitability. Since inception, the Company has financed its activities principally from the sale of equity securities and shareholder advances. The Company intends on financing its future development activities and its working capital needs largely from the sale of equity securities until such time that funds provided by operations are sufficient to fund working capital requirements.


3.     SIGNIFICANT  ACCOUNTING  POLICIES:

The  significant  accounting  policies  followed  are:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

                      Stem Cell Therapy International, Inc.
                        (A Development Stage Enterprise)

                          Notes to Financial Statements

                    For the Year Ended March 31, 2006 and the
                period from December 2, 2004 (Date of Inception)
                         through March 31, 2005 and 2006




3.     SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

     The majority of cash is maintained with a major financial institution in the United States. Deposits with this bank may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

     Common stock transactions for services are recorded at either the fair value of the stock issued or the fair value of the services rendered, which ever is more evident on the day that the transactions are executed. The certificates must be issued subsequent to the transaction date.

     Deferred offering costs in connection with the Company raising additional capital through the sale of its common stock will be capitalized and will be charged against additional paid-in capital as common stock is issued. For stock issued as payment for deferred offering costs, these costs will be capitalized and included in a contra-equity account. If there is no issuance of common stock, the costs incurred will be charged to operations.

The Company evaluates the recoverability of its long-lived assets or asset groups whenever adverse events or changes in business climate indicate that the expected undiscounted future cash flows from the related assets may be less than previously anticipated. If the net book value of the related assets exceeds the undiscounted future cash flows of the assets, the carrying amount would be reduced to the present value of their expected future cash flows and an impairment loss would be recognized. There has been no impairment losses in the period presented.

                      Stem Cell Therapy International, Inc.
                        (A Development Stage Enterprise)

                          Notes to Financial Statements

                    For the Year Ended March 31, 2006 and the
                period from December 2, 2004 (Date of Inception)
                         through March 31, 2005 and 2006




3.     SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

In determining the value of options, the value of each option is estimated at the date of grant using the Black-Scholes option model with the following weighted average assumptions for options granted during the period ended March 31, 2005:

               Dividend  rate               0.00%
               Risk  free  interest  rate          4.18%
               Expected  lives          2  -  5  years
               Volatility               290%

     There  were  no  options  awarded  during  the  year  ended March 31, 2006.

     Research and development costs are charged to operations when incurred and are included in operating expenses. The Company had no research & development expenses for the year ended March 31, 2006 or the periods December 2, 2004 (date of inception) through March 31, 2005 and 2006.

We apply Staff Accounting Bulletin No. 104 "Revenue Recognition" ("SAB No. 104") to our revenue arrangements. Currently, our only revenue transactions derive from the licensing of stem cell technology, the sale of stem cell products, and providing informational and referral services; we have no plans to enter into any other revenue transaction in the near future. In accordance with SAB No. 104, we recognize revenue related to these licenses, sales and services upon delivering the license or product, or rendering the services, respectively, as long as (1) there is persuasive evidence of an arrangement, (2) the sales price is fixed or determinable, and (3) collection of the related receivable is reasonably assured. Any payments received prior to delivery of the products or services are included in deferred revenue and recognized once the products are delivered or the services are performed.

     Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that included the enactment date.

                      Stem Cell Therapy International, Inc.
                        (A Development Stage Enterprise)

                          Notes to Financial Statements

                    For the Year Ended March 31, 2006 and the
                periods from December 2, 2004 (Date of Inception)
                         through March 31, 2005 and 2006




3.     SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

     Basic and diluted earnings per share are computed based on the weighted average number of common stock outstanding during the period. Common stock equivalents are not considered in the calculation of diluted earnings per share for the periods presented because their effect would be anti-dilutive.

     In December 2004, the Financial Accounting Standards Board ('FASB") issued SFAS No. 123R, "Share-Based Payment" ("SFAS No. 123R"), which requires, among other things, that all share-based payments to employees, including grants of stock options, be measured at their grant-date fair value and expensed in the consolidated financial statements. The accounting provisions of SFAS No. 123R are effective for reporting periods beginning after December 2005; therefore, the Company is required to adopt SFAS No. 123R in the first quarter of 2006. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. There is no effect of the adoption of SFAS No. 123R at March 31, 2006 as the Company did not have any options issued or outstanding.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. In addition, it carries forward without change the guidance contained in APB Opinion No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle in most circumstances. The provisions of SFAS No. 154 are effective in fiscal years beginning after December 15, 2005. The Company plans to prospectively adopt SFAS No. 154 at the beginning of the 2007 fiscal year.

In June 2005, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 05-06, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination ("EITF 05-06"). EITF 05-06 concludes that the amortization period for leasehold improvements acquired in a business combination and leasehold improvements that are in service

                      Stem Cell Therapy International, Inc.
                        (A Development Stage Enterprise)

                          Notes to Financial Statements

                    For the Year Ended March 31, 2006 and the
                periods from December 2, 2004 (Date of Inception)
                         through March 31, 2005 and 2006




3.     SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

significantly after and not contemplated at the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of inception. As of March 31, 2006, this pronouncement had no impact on the financial statements.

Other recent accounting pronouncements issued by the FASB (including its EITF), the AICPA, and the SEC did not or are not believed by management to have a material impact on the Company's present or future financial statements.


4.     ACQUISITIONS

Effective September 1, 2005, Stem Cell Florida entered into a Reorganization and Stock Purchase Agreement (the Agreement) with the Company, then named Altadyne, Inc., a company quoted on the Pink Sheets, which had no assets, liabilities or ongoing operations. Under the terms of the agreement, the Company, (then Altadyne) acquired 100% of the issued and outstanding shares of common stock of Stem Cell Florida in a non-cash transaction and Stem Cell Florida became a wholly owned subsidiary of the Company. Subsequent to the merger, the Altadyne changed its name to Stem Cell Therapy International, Inc. This transaction is accounted for as a reverse merger, with the Company treated as the accounting acquirer for financial statement purposes.

The results of operations for Altadyne for the period September 1, 2005 through March 31, 2006 have been included in the statement of operations of the Company.

Pro forma financial statements are not presented as the acquisition is deemed not significant and the pro-forma financial statements for continuing operations of the surviving entity are not materially different from the financial statements presented.

                      Stem Cell Therapy International, Inc.
                        (A Development Stage Enterprise)

                          Notes to Financial Statements

                    For the Year Ended March 31, 2006 and the
                periods from December 2, 2004 (Date of Inception)
                         through March 31, 2005 and 2006




4.     ACQUISITIONS  (CONTINUED)

BIO-CELLULAR  RESEARCH  ORGANIZATION  LLC

On December 15, 2004 the Company entered into an agreement with Bio-Cellular Research Organization LLC ("BCRO") to acquire the operations and intellectual property of BCRO. BCRO prepares stem cell transplants of animal fetal origin of 200 cell types.

Effective May 1, 2005, Bio-Cellular Research Organization LLC terminated the December 15, 2004 acquisition agreement. No assets were transferred to the Company and all of the common stock and options issued to Bio-Cellular Research Organization LLC have been cancelled. The Company shall have no obligations of any nature to Bio-Cellular Research Organization LLC.

INNER  SYSTEMS,  INC.

On February 2, 2005 the Company entered into a Term Sheet Agreement ("Term Sheet") with Inner Systems, Inc. ("ISI"). ISI is a publicly-reporting company which presently has no ongoing operations. Under the terms of the Term Sheet, the Company and ISI would arrange a transaction whereby the Company would merge into ISI. Thereafter, the merged entity would change its name to Stem Cell Therapy International Corp.

The Company has provided $5,000 under the terms of the Term Sheet to ISI for ISI's legal fees related to the proposed transaction. The funds provided have been recorded as an expense in the accompanying statement of operations, as the contract was terminated.

Effective August 11, 2005, ISI terminated the "Term Sheet" and the Company shall have no obligations of any nature to ISI.

                      Stem Cell Therapy International, Inc.
                        (A Development Stage Enterprise)

                          Notes to Financial Statements

                    For the Year Ended March 31, 2006 and the
                periods from December 2, 2004 (Date of Inception)
                         through March 31, 2005 and 2006




5.     RELATED  PARTY  TRANSACTION

During the year ended March 31, 2006, the majority shareholder purchased 3,000,000 shares of common stock valued at $3,000 and the Company reduced the advances from the stockholder account by the same amount.

The advance from stockholder account is made up of advances from an officer of the Company to assist with its financial obligations. These advances are non-interest bearing, unsecured and due on demand.

Due to related party is a demand note to a consulting company related by ownership. The note is non-interest bearing and unsecured.

The above terms and amounts are not necessarily indicative of the terms and amounts that would have been received had comparable transactions been entered into with independent party.


6.     LEASE  COMMITMENTS

The Company leases office space and office equipment under an operating lease on a month-to-month basis. The terms of the lease agreement require 30 days written notice to terminate the lease.

Rent expense amounted to $21,144, $3,440 and $24,584 for the year ended March 31, 2006 and the periods from December 2, 2004 (Date of Inception) through March 31, 2005 and 2006.

                      Stem Cell Therapy International, Inc.
                        (A Development Stage Enterprise)

                          Notes to Financial Statements

                    For the Year Ended March 31, 2006 and the
                periods from December 2, 2004 (Date of Inception)
                         through March 31, 2005 and 2006




7.     STOCK  OPTIONS  AND  WARRANTS:

The following table summarizes the activity related to all Company stock options and warrants for the year ended March 31, 2006 and the periods from December 2, 2004 (Date of Inception) through March 31, 2005 and 2006:




                                                                      Weighted Average
                                                 Exercise Price        Exercise Price
                                                    per Share            per Share
                                 Stock        ---------------------  ------------------
                       Warrants  Options      Warrants  Options      Warrants  Options
- ---------------------  --------  -----------  --------  -----------  --------  --------
Outstanding at
December 2, 2004              -           -          -            -         -         -
  Granted                     -   6,000,000          -  $0.001-0.75         -  $   0.18
  Exercised                   -     500,000          -        0.001         -     0.001
- ---------------------  --------  -----------  --------  -----------  --------  --------
Outstanding at
March 31, 2005                -   5,500,000          -  $0.003-0.75         -  $  0.196
  Canceled or expired         -  (5,500,000)         -            -         -         -
- ---------------------  --------  -----------  --------  -----------  --------  --------
Outstanding at
March 31, 2006                -           -          -            -         -         -
- ---------------------  --------  -----------  --------  -----------  --------  --------
Exercisable at
March 31, 2006                -           -          -            -         -         -
- ---------------------  --------  -----------  --------  -----------  --------  --------

8.     CAPITALIZATION

The Company has 100,000,000 shares of common stock authorized. In addition, there are 10,000,000 authorized shares of participating convertible preferred stock, $.001 par value, the issuance of which is subject to approval by the Board of Directors. The Board of Directors has the authority to declare dividends. The voting rights of the convertible preferred stockholders are equivalent to that of the common stockholders. The convertible preferred stock can be converted at any time by the holder into one share of common stock. As of March 31, 2006, the Company had 500,000 shares of convertible preferred stock issued and outstanding valued at $25,000. Management determined that the convertible preferred stock contained a beneficial conversion feature based on the effective conversion price and the fair value of the convertible preferred stock. The beneficial conversion was recorded in an amount equal to the difference between the calculated fair value and the book value, which was $10,000 and was recorded as additional paid in capital and interest expense, as the preferred stock can be converted at any time after the issue date.

                      Stem Cell Therapy International, Inc.
                        (A Development Stage Enterprise)

                          Notes to Financial Statements

                    For the Year Ended March 31, 2006 and the
                periods from December 2, 2004 (Date of Inception)
                         through March 31, 2005 and 2006




9.     INCOME  TAXES

Income  tax  expense  consists  of  the  following:




                                                 Period from
                                                 December 2,
                                                 2004 through
                                        2006     December 31, 2005
                                       -----     -----------------
Taxes currently payable (receivable):
  Federal                              $   0     $               0
  State                                    0                     0
                                       -----     -----------------
Change in deferred income tax expense      0                     0
                                       -----     -----------------
                                       $   0     $               0
                                       =====     =================

The income tax provision differs from the amount of tax determined by applying the Federal statutory rate as follows:


                                                       Period from
                                                       December 2,
                                                       2004 through
                                                2006   March 31, 2005
                                           ----------  ----------------
Income tax provision at statutory rate     $(172,100)  $        (9,000)
Increase (decrease) in income tax due to:
  Nondeductible expenses                          60
  State income taxes, net                    (18,260)           (1,000)
  Change in valuation allowance              190,300            10,000
                                           ----------  ----------------
                                           $       0   $             0
                                           ==========  ================

                                                2006
                                           ----------
Deferred tax (liability) asset:
  Accrued payroll                          $  13,200
  Net operating loss carryforward            187,100
                                           ----------
                                             200,300
  Valuation allowance                       (200,300)
                                           ----------
  Total deferred taxes                     $
                                           ==========


                      Stem Cell Therapy International, Inc.
                        (A Development Stage Enterprise)

                          Notes to Financial Statements

                    For the Year Ended March 31, 2006 and the
                periods from December 2, 2004 (Date of Inception)
                         through March 31, 2005 and 2006



9.     INCOME  TAXES

Income taxes are based on estimates of the annual effective tax rate and evaluations of possible future events and transactions and may be subject to subsequent refinement or revision.

The Company has incurred operating losses since its inception and, therefore, no tax liabilities have been incurred for the periods presented. The amount of unused tax losses available to carry forward and apply against taxable income in future years totaled approximately $500,000. The loss carry forwards expire beginning in 2025. Due to the Company's continued losses, management has established a valuation allowance equal to the amount of deferred tax asset because it is more likely than not that the Company will not realize this benefit.


10.     CONTINGENCIES  AND  COMMITMENTS

As of March 31, 2006, the Company had a standing letter of credit with a financial institution for $120,000 which is available to be drawn against accounts maintained by the Company with the financial institution. This letter of credit serves as a guarantee of payment for a third party vendor. This standing letter of credit is collateralized by a $120,000 certificate of deposit.

The Company has entered into several consulting agreements with other companies and individuals to provide consulting and advisory services to the Company. The agreements provide for terms ranging from one to three years. Additionally, the consulting agreements required payments of 3,529,000 shares of the Company's common stock valued at $105,409. The Company has not entered into any employment contracts to date.

The Company has entered into several consulting agreements with doctors to provide consulting and advisory services to the Company. The agreements provide for one year service terms. In exchange for these services, the Company issued a total of 110,000 shares of common stock valued at $114,230.

                      Stem Cell Therapy International, Inc.
                        (A Development Stage Enterprise)

                          Notes to Financial Statements

                    For the Year Ended March 31, 2006 and the
                periods from December 2, 2004 (Date of Inception)
                         through March 31, 2005 and 2006


10.     CONTINGENCIES  AND  COMMITMENTS

The Company has entered into an agreement with an investor relations firm to provide public relations services which expires on July 1, 2006. The agreement calls for payment of $6,243 in cash and the issuance common stock valued at $12,000 per month.

Effective December 16, 2004, the Company entered into a three year consulting agreement with PMS SA in which the Company is obligated to issue an additional 500,000 shares of restricted common stock. On July 23, 2005, the Company cancelled this agreement and returned the $500 paid for the common stock and the consultant returned the 500,000 shares of common stock.

Effective September 1, 2005, the Company entered into a ten year licensing agreement with the Institute of Cell Therapy, a company incorporated and organized under the laws of Kiev, Ukraine ("ICT"). The agreement grants the Company an exclusive right and license in most parts of the world to utilize patents, processes and products owned or produced by ICT in connection with the operation of the Company's business. In exchange for the license, the Company agrees to exclusively purchase all biological solution of stem cell Allo Transplant materials from ICT for a three year period. Such Allo Transplant materials shall be at a cost of $6,500 per patient per condition. The Company has provided ICT with a $120,000 irrevocable letter of credit in ICT's favor for the first three year's of the agreement. The Company has also issued ICT a total license fee of 20% of the Company's issued and outstanding common stock or 5,000,000 shares of restricted common stock.

Effective May 4, 2005, the Company entered into an agreement with Westminster Securities Corporation (Westminster) for consulting services and to secure funding and/or lines of credit. In exchange for these services, the Company paid Westminster a $20,000 retainer and will pay 10% of any equity-based funding, 8% of any debt-based convertible funding, 5% of any nonconvertible debt-based funding, as well as, issue warrants equal to 10% of the number of shares of stock issued in connection with the funding. As of December 31, 2005, no funding has been secured, however, Westminster did facilitate the acquisition of Altadyne, and therefore received 379,000 shares of common stock valued at $379.

                             FINANCIAL STATEMENTS

                     STEM CELL THERAPY INTERNATIONAL CORP.
                       (A DEVELOPMENT STAGE ENTERPRISE)


              For the Period December 2, 2004 (Date of Inception)
                            through March 31, 2005

            Report of Independent Registered Public Accounting Firm

                     Stem Cell Therapy International Corp.
                       (a development stage enterprise)

                             Financial Statements

              For the Period December 2, 2004 (Date of Inception)
                            through March 31, 2005














                                   CONTENTS


Report  of  Independent  Registered  Public  Accounting  Firm     1

Financial  Statements:

    Balance  Sheet                                               2
    Statement  of  Operations                                    3
    Statement  of  Changes  in  Stockholders'  Equity            4
    Statement  of  Cash  Flows                                   5
    Notes  to  Financial  Statements                          6-13

            Report of Independent Registered Public Accounting Firm



Board  of  Directors
Stem  Cell  Therapy  International  Corp.
Tampa,  Florida

We have audited the accompanying balance sheet of Stem Cell Therapy International Corp. (a development stage enterprise) as of March 31, 2005 and the related statements of operations, changes in stockholders' deficit, and cash flows for the period December 2, 2004 (Date of Inception) through March 31,
2005. These financial statements are the responsibility of the management of Stem Cell Therapy International Corp. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we expressed no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Company. as of March 31, 2005 and the results of its operations and its cash flows for period from December 2, 2004 (Date of Inception) through March 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has an accumulated deficit of $26,241 from inception to March 31, 2005, cash used by operations of $31,207 and negative working capital of $14,115. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Pender  Newkirk  &  Company
Certified  Public  Accountants
Tampa,  Florida
April 13, 2005, except for the second and fifth paragraphs of Footnote 4 and Footnote 10, as to which the date is January 18, 2006

                     Stem Cell Therapy International Corp.
                       (a development stage enterprise)

                                 Balance Sheet

                                March 31, 2005

ASSETS
Current assets:
Cash                                           $ 7,310
Prepaid expenses                                 8,549
                                             ---------
Total current assets                            15,859

Deposits                                        12,749
                                               -------

Total Assets                                  $ 28,608
                                             =========



LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable                              $  5,507
Advances from shareholder                       24,467
                                             ---------
Total current liabilities                       29,974

Stockholders' deficit:
Common stock; $.001 par value; 500,000,000
shares authorized and 21,220,000 outstanding    21,220
Additional paid-in capital                       3,655
Deficit accumulated during development stage   (26,241)
                                             ---------
Total stockholders' deficit                     (1,366)
                                             ---------

Total liabilities & stockholders' deficit     $ 28,608
                                             =========





The  accompanying  notes  are  an  integral  part  of  the financial statements.

                     Stem Cell Therapy International Corp.
                       (a development stage enterprise)

                           Statements of Operations

           For the period from December 2, 2004 (Date of Inception)
                            through March 31, 2005


Operating expenses:
Selling, general and administrative                $ 26,280
                                                  ---------
                                                    26,280
                                                    ------

Loss from operations                                 26,280

Other (expense) income:
Interest income                                          39
                                                  ---------

Net loss before taxes                               (26,241)

Income tax expense                                        -
                                                  ---------

Net loss                                           $(26,241)
                                                  =========


Net loss per share                              $     (0.00)
                                               ============


Weighted average number
of common shares                                 18,645,378
                                              =============















The  accompanying  notes  are  an  integral  part  of  the financial statements.

                     Stem Cell Therapy International Corp.
                       (a development stage enterprise)

                Statements of Changes in Stockholders' Deficit

           For the period from December 2, 2004 (Date of Inception)
                            through March 31, 2005

                                                                                         Deficit
                                                                                      Accumulated
                                                                                         During         Total
                                                   Common Stock       Additional      Development    Stockholders'
                                              Shares         Amount   Paid-In Capital    Stage          Deficit
                                            -------------  ---------  --------------- -------------   -----------
Issuance of common stock for
   cash, December 2004*                    11,600,000      $  11,600             -              -     $  11,600

Options exercised, December 2004*             500,000            500             -              -           500

Stock issued and value of options for
...acquisition deposit, December 2004*        5,000,000          5,000         2,749              -         7,749

Value of options to be issued for services          -              -           906              -           906

Stock issued for services,
   January 2005*                            2,170,000          2,170             -              -         2,170

Issuance of common stock for
   cash, January 2005*                        200,000            200             -              -           200

Issuance of common stock for
   cash, February 2005*                     1,100,000          1,100             -              -         1,100

Issuance of common stock for
   cash, March 2005*                          650,000            650             -              -           650

Net loss for the period                             -              -             -        (26,241)      (26,241)
                                                    -
                                            -------------  ---------  --------------- -------------   -----------

Balance, March 31, 2005                     21,220,000       $ 21,220         3,655        (26,241)       (1,366)
                                            =============  =========  =============== =============   ===========




*All  common  stock  issued  for,  or  valued  at  $.001.





The  accompanying  notes  are  an  integral  part  of  the financial statements.

                     Stem Cell Therapy International Corp.
                       (a development stage enterprise)

                           Statements of Cash Flows

           For the period from December 2, 2004 (Date of Inception)
                            through March 31, 2005

OPERATING ACTIVITIES
   Net loss                                              $(26,241)
                                                         ---------
   Adjustments to reconcile net loss to net
       cash used by operating activities:
       Stock issued for services                            2,170
       Value of options for services                          906

           Increase in:
               Prepaid expenses                            (8,549)
               Deposits                                    (5,000)
           Increase in accounts payable                     5,507
                                                         ---------
   Total adjustments                                       (4,966)
                                                         ---------
       Net cash used by operating activities              (31,207)
                                                         ---------


FINANCING ACTIVITIES
   Advances from shareholder                               24,467
   Proceeds from sale of common stock                      14,050
                                                         ---------
       Net cash provided by financing activities           38,517
                                                         ---------

NET INCREASE IN CASH                                        7,310

CASH AT BEGINNING OF PERIOD                                     -
                                                         ---------

CASH AT OF END OF PERIOD                                 $  7,310
                                                         =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
AND NONCASH FINANCING ACTIVITIES:

   Common stock issued for acquisition deposit           $  7,749
                                                         =========






The  accompanying  notes  are  an  integral  part  of  the financial statements.

                     Stem Cell Therapy International Corp.
                       (a development stage enterprise)

                         Notes to Financial Statements

           For the period from December 2, 2004 (Date of Inception)
                            through March 31, 2005

1.     BACKGROUND  INFORMATION

Stem Cell Therapy International Corp. (the "Company"), is a development stage enterprise that was incorporated in the state of Nevada on December 2. 2004. To date, the Company's activities have been limited to raising capital, organizational matters, and the structuring of its business plan. The corporate headquarters is located in Tampa, Florida.

The Company's planned line of business will be to become the provider of the stem cell xeno-transplantation. The Company intends to deliver our stem cell transplants worldwide, educate and consult physicians and patients in the clinical aspects of stem cell transplantation.

2.     GOING  CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. For the period since December 2, 2004 (date of inception) through March 31, 2005, the Company has had a net loss of $26,241 and cash used by operations of $31,207, and negative working capital of $14,115. As of March 31, 2005, the Company has not emerged from the development stage. In view of these matters, recoverability of recorded asset amounts shown in the accompanying financial statements is dependent upon the Company's ability to begin operations and to achieve a level of profitability. Since inception, the Company has financed its activities principally from the sale of equity securities and shareholder advances. The Company intends on financing its future development activities and its working capital needs largely from the sale of equity securities until such time that funds provided by operations are sufficient to fund working capital requirements.

3.     SIGNIFICANT  ACCOUNTING  POLICIES

The  significant  accounting  policies  followed  are:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
                                       6

                     Stem Cell Therapy International Corp.
                       (a development stage enterprise)

                         Notes to Financial Statements

           For the period from December 2, 2004 (Date of Inception)
                            through March 31, 2005

3.     SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

    The majority of cash is maintained with a major financial institution in the United States. Deposits with this bank may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

    Common stock transactions for services are recorded at either the fair value of the stock issued or the fair value of the services rendered, which ever is more evident on the day that the transactions are executed. The certificates must be issued subsequent to the transaction date.

    Deferred offering costs in connection with the Company raising additional capital through the sale of its common stock will be capitalized and will be charged against additional paid-in capital as common stock is issued. For stock issued as payment for deferred offering costs, these costs will be capitalized and included in a contra-equity account. If there is no issuance of common stock, the costs incurred will be charged to operations.

    The Company evaluates the recoverability of its long-lived assets or asset groups, whenever adverse events or changes in business climate indicate that the expected undiscounted future cash flows from the related assets may be less than previously anticipated. If the net book value of the related assets exceeds the undiscounted future cash flows of the assets, the carrying amount would be reduced to the present value of their expected future cash flows and an impairment loss would be recognized. There has been no impairment losses in the period presented.

    In determining the value of options, the value of each option is estimated at the date of grant using the Black-Scholes option model with the following weighted average assumptions for options granted during the period ended March 31, 2005:

              Dividend  rate                      0.00%
              Risk  free  interest  rate          4.18%
              Expected  lives            2  -  5  years
              Volatility                           290%

    Research and development costs are charged to operations when incurred and are included in operating expenses. The Company had no research & development expenses for the period December 2, 2004 (date of inception) through March 31, 2005.

                     Stem Cell Therapy International Corp.
                       (a development stage enterprise)

                         Notes to Financial Statements

           For the period from December 2, 2004 (Date of Inception)
                            through March 31, 2005

3.     SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

    Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that included the enactment date.

    Basic and diluted earnings per share are computed based on the weighted average number of common stock outstanding during the period. Common stock equivalents are not considered in the calculation of diluted earnings per share for the periods presented because their effect would be anti-dilutive.

    In December 2004, the Financial Accounting Standards Board ('FASB") issued SFAS No. 123R, "Share-Based Payment" ("SFAS No. 123R"), which requires, among other things, that all share-based payments to employees, including grants of stock options, be measured at their grant-date fair value and expensed in the consolidated financial statements. The accounting provisions of SFAS No. 123R are effective for reporting periods beginning after December 2005; therefore, the Company is required to adopt SFAS No. 123R in the first quarter of 2006. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. Management has not determined the effect of the adoption of SFAS No. 123R

4.     ACQUISITIONS

BIO-CELLULAR RESEARCH ORGANIZATION LLC

On December 15, 2004 the Company entered into an agreement with Bio-Cellular Research Organization LLC ("BCRO") to acquire the operations and intellectual property of BCRO. BCRO prepares stem cell transplants of animal fetal origin of 200 cell types.

Effective May 1, 2005, Bio-Cellular Research Organization LLC terminated the December 14, 2004 acquisition agreement. No assets were transferred to the Company and all of the common stock and options issued to Bio-Cellular Research Organization LLC have been cancelled. The Company shall have no obligations of any nature to Bio-Cellular Research Organization LLC.

                     Stem Cell Therapy International Corp.
                       (a development stage enterprise)

                         Notes to Financial Statements

           For the period from December 2, 2004 (Date of Inception)
                            through March 31, 2005

4.     ACQUISITIONS  (CONTINUED)

    INNER  SYSTEMS,  INC.

On February 2, 2005 the Company entered into a Term Sheet Agreement ("Term Sheet") with Inner Systems, Inc. ("ISI"). ISI is a publicly-reporting company which presently has no ongoing operations. Under the terms of the Term Sheet, the Company and ISI would arrange a transaction whereby the Company would merge into ISI. Thereafter, the merged entity would change its name to Stem Cell Therapy International Corp.

The Company has provided $5,000 under the terms of the Term Sheet to ISI for ISI's legal fees related to the proposed transaction. The funds provided have been recorded as a deposit in the accompanying balance sheet.

Effective August 11, 2005, ISI terminated the "Term Sheet" and the Company shall have no obligations of any nature to ISI.

5.     RELATED  PARTY  TRANSACTION

The advances from stockholder account is made up of advances from an officer of the Company to assist with its financial obligations. These advances are non-interest bearing, unsecured and due on demand.

The above terms and amounts are not necessarily indicative of the terms and amounts that would have been received had comparable transactions been entered into with independent party.

6.     LEASE  COMMITMENTS

The Company leases office space and office equipment under an operating lease on a month-to-month basis. The terms of the lease agreement require 30 days written notice to terminate the lease.

Rent expense amounted to $3,440 for the period from December 2, 2004 (Date of Inception) through March 31, 2005.

                     Stem Cell Therapy International Corp.
                       (a development stage enterprise)

                         Notes to Financial Statements

           For the period from December 2, 2004 (Date of Inception)
                            through March 31, 2005

7.     INCOME  TAXES

Income tax expense consists of the following:
                                                  2005
                                               ---------
    Taxes currently payable (receivable):
         Federal                             $       -0-
         State                                       -0-
                                             -----------
    Change in deferred income tax expense            -0-
                                             -----------
                                             $       -0-
                                             ===========

Income taxes are based on estimated of the annual effective tax rate and evaluations of possible future events and transactions and may be subject to subsequent refinement or revision.

Amounts  of  deferred  tax  assets  and  liabilities  are  as  follows:
    Deferred  Tax  Asset                  $   11,180
    Valuation  Allowance                     (11,180)
                                       --------------
    Total  Deferred  Taxes                        -0-
                                       ==============

Management has established a valuation allowance equal to the amount of the deferred tax assets due to the uncertainty of the Company's realization of this benefit.


8.     STOCK  OPTIONS  AND  WARRANTS:

The following table summarizes the activity related to all Company stock options and warrants for the period from December 2, 2004 (Date of Inception) through March 31, 2005:

                                                                                        Weighted Average
                                                                 Exercise Price           Exercise Price
                                                                   per Share               per Share
                                                  Stock     -------------------       ------------------------
                                   Warrants      Options    Warrants   Options        Warrants      Options
                                   -------     ----------  ---------  ------------   ----------  --------------
Outstanding at December 2, 2004        -                -          -           -            -                -
     Granted                           -        6,000,000          -  $0.001-0.75           -           $ 0.18
     Exercised                         -          500,000          -         0.001          -             0.001
     Canceled or expired               -                -          -           -            -                -
                                      -------------------------------------------------------------------------
Outstanding at March 31, 2005          -        5,500,000          -  $0.003-0.75           -           $ 0.196

Exercisable at March 31, 2005          -        2,000,000          -        $0.05           -           $ 0.05



These options do not nave a stated expiration date and effective May 1, 2005 all options have been cancelled.

                     Stem Cell Therapy International Corp.
                       (a development stage enterprise)

                         Notes to Financial Statements

           For the period from December 2, 2004 (Date of Inception)
                            through March 31, 2005

9.     CONTINGENCIES  AND  COMMITMENTS

The Company has entered into several consulting agreements with other companies to provide consulting and advisory services to the Company. The agreements provide for terms ranging from one to three years. Additionally, the consulting agreements require payments of 3,000,000 shares of the Company's common stock. The Company has not entered into any employment contracts to date.

Effective December 16, 2004, the Company entered into a three year consulting agreement with PMS SA in which the Company is obligated to issued an additional 500,000 shares of restricted common stock. On July 23, 2005, the Company cancelled this agreement and returned the $500 paid for the common stock and the consultant returned the 500,000 shares of common stock.

10.     SUBSEQUENT  EVENTS

Effective May 1, 2005, Bio-Cellular Research Organization LLC terminated the December 14, 2004 acquisition agreement. No assets were transferred to the Company and all of the common stock and options issued to Bio-Cellular Research Organization LLC have been cancelled. The Company shall have no obligations of any nature to Bio-Cellular Research Organization LLC.

Effective May 4, 2005, the Company entered into an agreement with Westminster Securities Corporation (Westminster) for consulting services and to secure funding and/or lines of credit. In exchange for these services, the Company paid Westminster a $20,000 retainer and will pay 10% of any equity-based funding, 8% of any debt-based convertible funding, 5% of any nonconvertible debt-based funding, as well as, issue warrants equal to 10% of the number of shares of stock issued in connection with the funding.

Effective August 11, 2005, ISI terminated the "Term Sheet" and the Company shall have no obligations of any nature to ISI.

Effective September 1, 2005, the Company entered into a ten year licensing agreement with the Institute of Cell Therapy, a company incorporated and organized under the laws of Kiev, Ukraine ("ICT"). The agreement grants the Company an exclusive right and license in most parts of the world to utilize patents, processes and products owned or produced by ICT in connection with the operation of the Company's business. In exchange for the license, the Company agrees to exclusively purchase all biological solution of stem cell Allo Transplant materials from ICT for a three year period. Such Allo Transplant materials

                     Stem Cell Therapy International Corp.
                       (a development stage enterprise)

                         Notes to Financial Statements

           For the period from December 2, 2004 (Date of Inception)
                            through March 31, 2005

10.     SUBSEQUENT  EVENTS  (CONTINUED)

shall be at a cost of $6,500 per patient per condition. The Company has provided ICT with a $120,000 irrevocable letter of credit in ICT's favor for the first three year's of the agreement. The Company has also issued ICT a total license fee of 20% of the Company's issued and outstanding common stock or 5,000,000 shares of restricted common stock.

Effective September 1, 2005, the Company entered into a Reorganization and Stock Purchase Agreement (the Agreement) with Altadyne, Inc., a publicly reporting company which has no ongoing operations. Under the terms of the agreement, the Company would merge into Altadyne and the merged entity would change its name to Stem Cell Therapy International Inc.

Effective September 1, 2005, Stem Cell Therapy International, Inc. revised its Articles of Incorporation to reflect the establishment of 500,000 shares of Series A Participating Preferred Stock with $.001 par value.

Effective September 15, 2005, the Company issued 500,000 shares of the Series A Participating Preferred Stock for $25,000.